

Media

SETTING OUR SAILS TO TAKE ADVANTAGE OF THE WINDS OF OPPORTUNITY / 2003 ANNUAL REPORT

PORTFOLIO OF SERVICES

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(dollars in thousands except for per share data)	**2003**	2002	2001	2000	1999
Revenue	**$44,054**	$47,365	$48,420	$56,474	$44,614
Gross profit	**29,967**	31,629	30,722	35,958	29,277
Selling, general and administrative expenses (a)	**29,757**	30,490	32,638	31,426	25,924
[illegible] from joint venture	**316**	350	728	1,079	234
Operating income (loss)	**(2,555)**	(1,817)	(6,216)	3,453	3,119
Income (loss) before provision for income taxes	**(2,842)**	(2,015)	(6,348)	3,532	3,339
Net income (loss)	**(2,692)**	(1,869)	(3,773)	2,057	1,992
Earnings (loss) per share	**$ (0.45)**	$ (0.32)	$ (0.65)	$ 0.35	$ 0.34
Working capital	**$ 2,768**	$ 4,308	$ 6,085	$10,644	$11,117
Assets	**36,712**	40,643	40,813	42,028	36,982
Long-term debt, net	**173**	217	95	157	233
Stockholders' equity	**$24,798**	$27,204	$29,046	$32,570	$29,887

(a) 2003 selling, general and administrative expenses ("S, G & A") include restructuring charges related to the sublease of excess office space of $592. 2002 S, G & A includes advisory charges of $1,300. 2001 S, G & A includes restructuring charges, loss on sale of subsidiary and advisory charges of $634, $496 and $805, respectively.

The selected consolidated financial data on this page has been derived from the Company's audited consolidated financial statements. The information should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. Certain acquisitions occurring in 1999 have been accounted for under purchase accounting and, accordingly, are only reflected herein for dates and periods on and after the respective dates of acquisition. Additionally, all of the balances have been restated to reflect the merger with The Delahaye Group, Inc., which was accounted for as a pooling. See Note 3 of the Company's Consolidated Financial Statements.



J. Graeme McWhirter and Laurence Moskowitz

Navigating a Course for Renewal and Growth

As the economic horizon for 2004 began to brighten, Medialink trimmed its sails, strengthened its board and management and developed a range of new communications services. While 2003 remained challenging, the Company navigated a course for renewal and growth and initiated the U.S. launch of Teletrax™, the first global video tracking service, which offers profoundly valuable capabilities to Hollywood studios, television syndicators and other media companies.

Headline-making projects ranging from the European Space Agency's Mars mission to Neiman Marcus' holiday catalog further reinforced Medialink as the premier provider of communications services to the public relations, corporate communications and public affairs industries. All the while, the Company reduced excess rent overheads, completed all earn-out obligations, reduced bank borrowings and continued to reduce costs across all units.

By combining creative expertise, production skills and an infrastructure to distribute video, audio, text and still pictures to media worldwide, Medialink's core services enable clients to reach coveted audiences of broadcast, print and Internet news. In addition, we prove the value of public relations by measuring and assessing corporate reputation and return on investment of promotional activities.

We also seek to leverage opportunities arising from significant changes occurring in advertising, which are largely driven by an increasing reluctance of advertisers to spend more on traditional commercials, while audiences continue to decline. Medialink's services have historically offered far greater value to clients than advertising due to the enduring credibility of news.

To support this transition, we introduced promising new services in 2003: Media Compass, an enterprise portal that delivers continually updated client-specific news and analysis directly to communication executives; guaranteed programming on broadcast television and radio, cable and digital cable via Video on Demand; and global Telefeed™, weekly themed news feeds comprising video news features across key sectors and delivered to more than 700 major broadcasters worldwide.

Also within our sights are exciting frontiers for Teletrax. Contracts with Reuters Television, NBC News Channel and Universal Domestic Television, and the launch of the service by Medialink into the PR marketplace, signaled the emergence of Teletrax into a vibrant and potent business.

Our leadership was fortified this year with the infusion of corporate board and executive management talent. We elected a new board member, John M. Greening, who ran the Anheuser-Busch global account during most of his 27-year career with DDB Needham, and we installed a new non-executive director in London, Bill Jones, founder of one of the United Kingdom's most illustrious PR firms. Also, new executive managers bring valuable industry knowledge gained from working at the world's most respected organizations in news and media, technology research and corporate video production.

Above all, we recognize that 2003's achievements would be impossible without the tireless effort of our Medialink employees. Last year our broadcast, photography and PR evaluation work was honored with nearly 20 industry awards including the prestigious Public Relations Society of America Silver Anvil.

We believe the long-term trends that affect all aspects of business remain as favorable as when Medialink was formed and that we are best positioned among our competitors to maintain our leadership role and to take advantage of the more favorable winds of an improving economy. We also believe that Teletrax provides compelling bottom-line benefits to many new market segments and can help propel us into courses that will reward our shareholders for their dedication and support.

We believe that we are best positioned among our competitors to maintain our leadership role and to take advantage of the more favorable winds of an improving economy.

LAURENCE MOSKOWITZ
Chairman, President and
Chief Executive Officer

J. GRAEME MCWHIRTER
Executive Vice President and
Chief Financial Officer


Teletrax is the sail that we believe
fill with new winds of opportunity
guide us forward to greater
corporate growth.



Exploring New Business Frontiers


teletrax

Great ideas and breakthrough innovation often are born of simple needs.

Heritage of Innovation Continues: Teletrax

Great ideas and breakthrough innovation often are born of simple needs. When Medialink expanded into the international marketplace and opened its office in London, it became clear that there was no method of tracking where our clients' video was being aired outside of the United States. We were left to the "old ways": telephone calls in multiple languages to determine which stations broadcast our clients' corporate and public relations video.

Fast-forwarding nearly a decade, Medialink created its own solution with the launch of Teletrax, but the result proved to be so unique and so powerful that it has become a business unto itself, with discrete new market opportunities internationally and domestically. Teletrax is the sail that we believe can fill with new winds of opportunity and guide us forward to greater overall corporate growth.

Teletrax, using patented technology developed by Philips Electronics, allows any owner of video—whether it is a feature film, a live sporting event, a television program or commercial—to ensure when and where it is broadcast and for the proper duration. The system, which places or "embeds" an imperceptible and indelible watermark into video, then tracks the embedded video when it is broadcast terrestrially, via satellite and on cable. Agreements reached with Reuters Television, NBC News Channel and Universal Domestic Television, and the launch of the service by Medialink into the PR marketplace helped Teletrax emerge from the incubator. Endorsements from these initial clients helped to pave the way for more news, entertainment and media companies to begin actively testing the service.

A dedicated staff of engineers expanded the Teletrax network worldwide to meet contractual requirements on schedule. In 2003, Teletrax's network of receivers and detectors proliferated to 100 American cities, London, Brussels, Barcelona, Moscow, Jerusalem, Hong Kong, Singapore, Tokyo, Mexico City, Rio de Janeiro and Buenos Aires. Today Teletrax is monitoring more than 800 channels in nearly 50 countries in North America, Europe, the Middle East, Asia and South America.



A Unified Approach to Business

Unwavering Commitment to Clients

For nearly two decades, Medialink has provided communication solutions and strategies that help clients achieve two related goals: to deliver information to intended audiences with maximum impact and to provide information that assesses communications effectiveness.

Medialink's focus on these client objectives has remained unchanged, even though its marketplace and portfolio of services have been greatly broadened over the years. Through the growth of its diverse business operations, the Company's marketplace has extended beyond the PR industry to encompass almost all vertical markets within media and communications. With the expansion of its customer base, Medialink now offers a wider spectrum of services ranging from traditional news content production and multimedia distribution for journalists' use to sophisticated business management tools such as enterprise portals for discrete consumption of news and analysis and video watermarking for content tracking and reporting.

Medialink's customer-focused approach has also driven the development of its leadership team and staff of professionals. As the industry leader, the Company has retained and continues to attract experienced personnel with employees from such organizations as AOL Time Warner, ABC, CBS, NBC, The BBC, Dow Jones, *The New York Times*, United Press International and CNBC. Nearly 300 Medialink employees in offices around the world bring together their diverse skill sets and creativity to help more than 3,000 clients achieve communications success.

Whether a situation calls for expert counsel during a high-profile litigation crisis or an ongoing campaign to introduce a new consumer product or defeat proposed legislation, Medialink is an integral member of the client's strategy team. Using business intelligence gathered from nearly 20 years of successfully conceptualizing and managing communications projects, Medialink's client consultants can confidently guide and shape a communications program. With full video, audio, text and still photo production, distribution capabilities to reach television, radio, print and Internet news points worldwide and monitoring services to report on results, no other organization can match Medialink's ability to plan, respond and deliver.

For nearly two decades, Medialink has helped clients achieve two related goals: to deliver information to intended audiences with maximum impact and to provide information that assesses communications effectiveness.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 0-21989

Medialink Worldwide Incorporated
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	52-1481284 (I.R.S. Employer Identification Number)

708 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)
(212) 682-8300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock-$.01 par value	National Market System of NASDAQ

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates of the registrant amounted to $14,502,307, computed by reference to the price at which the voting common stock was last sold as of the last business day of the registrant's most recently completed second quarter.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the close of business on March 26, 2004: Common Stock – 5,983,049.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2004 Annual Meeting of Stockholders, to be held on June 10, 2004, to be filed pursuant to Regulation 14A within 120 days after the Registrant's fiscal year ended December 31, 2003 are incorporated by reference in Part II, Item 5 and Part III of this report.

This Page Intentionally Left Blank

MEDIALINK WORLDWIDE INCORPORATED

FORM 10-K

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	2
Item 2.	Properties	10
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	10
PART II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	11
Item 6.	Selected Financial Data	12
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	13
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	25
Item 8.	Financial Statements and Supplementary Data	26
Item 9.	Changes in and Disagreements With Accountants On Accounting and Financial Disclosure	27
Item 9A.	Controls and Procedures	27
PART III		
Item 10.	Directors and Executive Officers of the Registrant	27
Item 11.	Executive Compensation	27
Item 12.	Security Ownership of Certain Beneficial Owners and Management	27
Item 13.	Certain Relationships and Related Transactions	27
Item 14.	Principal Accountant Fees and Services	28
PART IV		
Item 15.	Exhibits, Financial Statement Schedules, and Reports on Form 8-K	28
SIGNATURES	Chief Executive Officer, President and Chief Financial Officer	32
	Directors	32
Reports of Independent Auditors		F-1
Financial Statements		F-2

FORWARD LOOKING STATEMENTS

With the exception of the historical information contained in this Form 10-K, the matters described herein contain certain "forward-looking statements" that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this Form 10-K are not promises or guarantees and are subject to risks and uncertainties that could cause our actual results to differ materially from those anticipated. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Actual results may vary materially from those expressed or implied by the statements herein. Such statements may relate, among other things, to our ability to respond to economic changes and improve operational efficiency, the benefits of our products to be realized by our customers, or our plans, objectives, and expected financial and operating results. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances or using words such as: will, believe, anticipate, expect, could, may, estimate, project, plan, predict, intend or similar expressions that involve risk or uncertainty. These risks and uncertainties include, among other things, our recent history of losses; our ability to achieve or maintain profitability; worldwide economic weakness; geopolitical conditions and continued threats of terrorism; effectiveness of our cost reduction programs; our ability to develop new services and market acceptance of such services, such as Teletrax™; the volume and importance of breaking news which can have the effect of crowding out the content we produce and deliver to broadcast outlets on behalf of our clients; our ability to develop new products and services that keep pace with technology; our ability to develop and maintain successful relationships with critical vendors; the potential negative effects of our international operations on the Company; future acquisitions or divestitures may adversely affect our operations and financial results; the absence of long term contract with customers and vendors; and increased competition may have an adverse effect on pricing, revenues, gross margins and our customer base. More detailed information about these risk factors is set forth in filings by Medialink Worldwide Incorporated with the Securities and Exchange Commission, including the Company's registration statement, most recent quarterly report on Form 10-Q, and other publicly available information regarding the Company. Medialink Worldwide Incorporated is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS.

GENERAL

Medialink Worldwide Incorporated ("Medialink") is the leading global provider of creative and distribution services to corporations and other organizations seeking to communicate with the public through the news media. Medialink is based in New York, with offices in the United States and an international hub in London. The Company uniquely blends its creative and production expertise with established news media credibility, proprietary databases, an electronic distribution infrastructure and the first truly global electronic video tracking solution to provide its clients with the ability to create, distribute and measure their communications. Medialink is a publicly traded company (Nasdaq: MDLK).

Medialink offers the counsel, skills and infrastructure to reach television viewers, radio listeners, newspaper readers and Internet users through newscasts or news columns. The Company also tracks and measures the impact of client communications across all major media. Clients ranging from General Motors to General Mills, Siemens to Symbol Technologies rely on Medialink to generate news coverage of their new products, innovations, mergers, acquisitions and other corporate initiatives and then to determine the value of that media exposure.

For example, when the European Space Agency (ESA) wanted to raise public awareness of its Mars Express space mission prior to the projected Christmas Day arrival on the planet, Medialink created and distributed a video news package that captured worldwide attention in dozens of countries throughout Europe, China, the Middle East and the United States. In addition, within 24 hours of the reopening of Baghdad International Airport and immediately following the fall of Baghdad, Medialink scheduled and produced two groups of live interviews for Science Applications International Corporation on behalf of the United States Air Force (USAF). The satellite interviews originated from Kuwait and Qatar between active duty USAF pilots and major market U.S. television stations, and helped Americans to understand the role of the Air Force during pivotal events in the war in Iraq.

In another example, when cosmetics giant Mary Kay Inc. wanted to promote the 40th anniversary of its founding, Medialink provided television, print and Internet newsrooms with video and still photos of events from the celebration in Dallas. Morgan Stanley employed Medialink's radio production and distribution service as a means to educate listeners regarding personal finance issues on a weekly basis. Organizations and government agencies, such as the National Association of Realtors and the U.S. Department of Energy, commonly rely on Medialink's U.S. Newswire division to provide electronic distribution of press releases and related materials to the news media.

By leveraging relationships with news organizations, Medialink rapidly alerts and disseminates clients' news to every major newsroom in the United States. Similarly, international distribution relationships enable Medialink to reach virtually any audience, in any country, through any news medium. Each year, Medialink generates tens of thousands of broadcast news airings worldwide reaching billions of viewers, listeners and readers on media as diverse as CNN, The New York Times, ABC, Sky News, The Washington Post, BBC, Bloomberg Radio, AOL, Yahoo! and China Central Television, the national television station of the People's Republic of China. For example, 1.2 billion viewers worldwide saw the video of ESA's Mars Express mission.

Medialink works with clients to create communications programs designed to reach audiences primarily through its unique links to the media. On behalf of its clients, Medialink creates and distributes news to broadcast, print and online newsrooms around the world, for their free and unrestricted use. Unlike its competitors, Medialink combines this content production and distribution expertise with complete qualitative and quantitative communications monitoring, research and analysis services. For FedEx, Medialink aggregates and analyzes the company's media coverage on three continents, producing reports that measure the value of the exposure and often prove the superior return on investment of public relations over advertising.

Clients use Medialink because of its cost-effective and comprehensive array of services, the extensive depth and breadth of its distribution and its long-established reputation as a trusted advisor. The Company's proprietary news collection and analytics capabilities provide it with powerful, exclusive advantages in measuring client communications.

The Company's success is apparent in its rich and diverse client base, which includes Accenture, Altria Group, American Association for Retired Persons, AT&T, Bayer, DIAGEO, Disney, European Space Agency, Ford, GE Financial, General Motors, GlaxoSmithKline, Intel, Jaguar, Miramax, McDonald's, Morgan Stanley, Nasdaq, National Association of Realtors, Royal Philips Electronics, Siemens and Visa International. Clients also include virtually every major PR firm in the United States and the United Kingdom.

In 2003, the Company expanded the monitoring network of its subsidiary, Teletrax™, the broadcast industry's first global digital video watermarking and tracking solution, into the U.S. marketplace following its formal launch in Europe in 2002. Initial clients include Reuters Television and NBC News Channel, which entered into multi-year agreements to utilize this unique content asset management tool to track and monitor the usage of their video content. In 2004, Teletrax™ reached additional agreements with Tribune Entertainment, Universal Domestic Television, Media Review International and Internet Broadcasting Systems. Medialink also uses the Teletrax™ system to track and monitor the worldwide usage of its client video distributed by the Company. Teletrax™ offers Medialink the potential new revenue sources outside of its core broadcast services, such as copyright management, advertising proof-of-performance, sponsorship evaluation, verification of airings for network and syndicated programming, and intellectual property rights management.

STRATEGY

From its inception, the Company has been at the vanguard as public relations has evolved from being print-focused to embracing video, audio and the Internet. Medialink's strategy is to enable its clients to effectively and efficiently communicate news to audiences through all mediums. The Company achieves this by: (i) creating and producing compelling content; (ii) distributing content through the Company's unmatched infrastructure; (iii) monitoring distribution effectiveness and providing analytical feedback; and (iv) providing customized research to gauge the effectiveness of clients' communications efforts.

The Company believes it is the market share leader in each of its primary service offerings. Medialink has identified several avenues that should further support the Company's growth, including: (i) leveraging client relationships through cross-marketing; (ii) developing new products and services; and (iii) broadening the sales force and client base.

OPERATIONAL OVERVIEW

Medialink offers its comprehensive range of services through the following divisions:

Media Communications Services

Broadcast Services Group ("BSG")—Through BSG, the Company provides its content creation, production, distribution and electronic broadcast monitoring services. BSG's principal products and services include video news releases, live event broadcasts (including satellite media tours, videoconferences and webcasting), audio news releases and radio media tours, in formats that are suitable for all broadcast news media. BSG distributes its clients' news stories directly to targeted television and radio, through its comprehensive distribution platform, and on-line media outlets worldwide, through Newstream.com, its joint venture with Business Wire. BSG also monitors and statistically analyzes the extent to which content is aired, thereby providing valuable feedback to the client. BSG utilizes a variety of methods to track and monitor video usage, including its exclusive offering of Teletrax™, providing it with the only truly global electronic video tracking solution.

U.S. Newswire ("USN")—USN is a leading press release wire service for domestic governmental, public affairs and non-profit organization news sources. Its clients rely on it to provide immediate and simultaneous electronic distribution of their news releases, media advisories and press statements to the media and on-line services worldwide. The division distributes news releases via a direct wire service feed, as well as through e-mail, satellite, the Internet and broadcast fax. USN also provides still photography services.

Media Research Services

Delahaye Medialink—This division is a global leader in providing analysis of public relations and corporate communications activities on behalf of corporate and other clients. Delahaye combines qualitative and quantitative research techniques, proprietary technologies and its own media and communications expertise to help companies and other organizations plan and evaluate their internal and external public relations programs. Using data compiled from a variety of sources, including electronic monitoring and press clipping services, the division employs sophisticated statistical analyses to measure the quality and quantity of the client's print, broadcast and Internet news coverage. Delahaye also offers interpretive analyses that can provide: (i) an overall appraisal of the efficiency and impact of a client's communications efforts; (ii) a comparison of the client's news coverage with that of its competitors; and (iii) a gauge of the client's return on investment for its communications programs.

Video Watermarking Services

Teletrax™ —Teletrax™ is the broadcast industry's first global electronic video watermarking and tracking solution. Using Teletrax™, owners of video content – the motion picture industry, news organizations, advertising agencies, and program syndicators to name a few – "embed" an imperceptible and indelible digital watermark into their material whenever it is edited, broadcast or duplicated. A global network of decoders, or "detectors," then captures every broadcast incident of the embedded video whether via satellite, cable or terrestrially. The Teletrax™ service then generates tracking reports for the original content owners. The system provides proof of performance reports and alerts copyright owners instantly to any violations, even down to single second clips. As a key asset management tool for content owners seeking to protect and leverage their video property, Teletrax™ will help drive the financial performance of its clients, enabling them to efficiently and effectively leverage their video content. Teletrax™ is built upon Medialink's extensive monitoring network and technology developed by Royal Philips Electronics.

A summary of the Company's operations by major geographic location are as follows for the years ended December 31,

	2003		2002		2001	
	US	UK	US	UK	US	UK
Revenues:						
External clients	$39,594,783	$4,458,801	$40,188,739	$7,175,981	$40,397,272	$8,022,861
Inter-segment	192,000	249,000	917,000	727,000	330,000	636,000
Total revenues	$39,786,783	$4,707,801	$41,105,739	$7,902,981	$40,067,272	$8,658,861
Total assets	$32,987,950	$3,723,935	$37,482,424	$3,599,910	$38,243,355	$2,569,198

SERVICE OFFERING

Medialink offers clients a unique combination of creative content production, global media distribution, research and analysis and video watermarking, which enables clients to communicate their news efficiently and effectively. Through its BSG division, the Company provides a complete range of customized production and distribution services to corporations and other organizations to help them build public recognition, launch new products, manage crisis situations and meet other communications objectives. Utilizing its electronic monitoring capabilities, BSG also measures distribution reach and evaluates results. Through Delahaye's research and analysis, Medialink helps companies evaluate their media communications programs and public image. Through USN, the Company provides news release distribution for governmental, public affairs and non-profit organizations. Through Teletrax™, Medialink offers the only truly global video tracking solution available to the broadcast, advertising and entertainment industries. Medialink's ability to offer the comprehensive services that its clients demand makes it the partner of choice for leading corporations, organizations and PR firms worldwide.

MEDIALINK WORLDWIDE INCORPORATED SERVICE OFFERINGS			
Production and Live Broadcast	**Distribution**	**Internet**	**Research/Analysis**
• Video and Audio News Release Production: Domestic International	• Video and Audio News Release Distribution and Monitoring: Domestic International	•Cyber Media Tours	• News Coverage Analysis Media Reputation Index (MRi) Media Compass
• Live Broadcasts: Satellite Media Tours Radio Media Tours Special Event Broadcasts Video Conferences Audio Conferences	• Press Release Distribution	•Webcasting	• Competitive Analysis
• Electronic Press Kits	• Still Photography & Digital Distribution	•Web Releases	• Campaign Effectiveness
• Public Service Announcements		•Newstream.com	• Performance Benchmarking
• Corporate Videos		•Digital Photo Distribution	• Syndicated Research Studies
			• Media Audits
			• Strategic Communications Consulting and Crisis

CLIENTS

The Company provides its services to more than 3,000 clients. The Company's clients include corporations such as Accenture, Altria Group, AT&T, Bayer, DIAGEO, Disney, Ford, GE Financial, General Motors, GlaxoSmithKline, Intel, Jaguar, Miramax, McDonald's, Morgan Stanley, Nasdaq, National Association of Realtors, Royal Philips Electronics, Siemens and Visa International; organizations such as the American Association of Retired Persons, the European Space Agency and National Association of Realtors; and the world's largest marketing communications firms such as Burson-Marsteller, Hill & Knowlton, Ketchum Communications, Edelman Public Relations Worldwide and Weber Shandwick Worldwide.

DISTRIBUTION AGREEMENTS

The Company has long-standing distribution alliances and powerful relationships with major news organizations that provide clients unparalleled access to newsroom decision-makers. Through an agreement with the Associated Press for the use of its AP Express newswire, Medialink can quickly alert more than 700 television and 400 radio newsrooms to clients' impending video and audio news. The Company's strong relationships with ABC, CBS and FOX, among others, provide it access to their network affiliates through their dedicated and highly cost-effective satellite news feeds. Medialink continues to expand its distribution infrastructure through strategic distribution agreements with high-profile media companies such as AOL and Yahoo!. Through its Newstream.com joint venture, the Company has developed a delivery mechanism for multi-media content to more than 11,000 on-line newsrooms. Due to the Company's extensive usage of both satellite distribution and electronic broadcast monitoring services, the Company is able to obtain preferential pricing from its key suppliers. Medialink's extensive relationships and its reputation as a producer of newsworthy, broadcast-quality content ensure that clients' video and audio news productions capture the attention of newsroom decision-makers and thus their intended audiences.

BACKGROUND

The Company, founded in 1986 with the mission of developing the world's first distribution system for video news releases and other video public relations material, began offering production – in addition to distribution – of video news releases in 1994 and has since developed a full range of video, audio, Internet, still photography and print services which it now provides on a global basis. Medialink enables its clients to reach more than 11,000 newsrooms at television and radio networks, local stations, cable channels, direct broadcast satellite systems, as well as more than 11,000 online multimedia newsrooms.

The Company's expanded service offerings have evolved from its core business – the satellite distribution of video news releases ("VNR") and the electronic monitoring of their broadcasts on television. A VNR is a television news story that communicates an entity's public relations or corporate message. It is paid for by the corporation or organization seeking to announce news and is delivered without charge to the media. Ultimately, a VNR is the television equivalent of a printed press release, transforming the printed word into the sound and pictures television newsrooms can use in programming. Produced in broadcast news style, VNRs relay the news of a product launch, medical discovery, corporate merger event, timely feature or breaking news directly to television news decision-makers who may use the video and audio material in full or edited form. Most major television stations in the world now use VNRs, some on a regular basis. The Company offers VNR and Audio News Release ("ANR") production services worldwide. Working closely with clients, Medialink's team of highly experienced broadcast and network radio professionals instantly translates clients' messages into effective video or audio news stories. All aspects of production, including scripting, editing, narration and sound bites of the news story are custom-built and designed to reach specifically targeted audiences.

The Company also produces and coordinates live broadcast services include Satellite Media Tours ("SMT"), Radio Media Tours ("RMT"), audio and video news conferences and special-event broadcasts. SMTs consist of a sequence of one-on-one satellite interviews with a series of pre-booked television reporters across the country or around the world. Typical SMT applications include, among others, an interview with an author, performer, executive or other spokesperson promoting an upcoming event, product, movie or book release. SMTs generally are conducted from a studio but can originate from remote locations and may be aired live by the television station or recorded for a later airing. Similar to SMTs, Medialink offers RMTs targeted to radio stations across the country or around the world.

The acceptance of digital audio and video media drove the Internet evolution. Widespread adoption of Internet-based communications continues as companies leverage the opportunity by creating content-rich Web destinations while controlling costs. In 1999, Medialink created Newstream.com, a joint venture with Business Wire, a leading distributor of text-based press releases. Newstream.com delivers multimedia assets to more than 11,000 online news and information Web sites that increasingly need streaming video, audio, presentations, and graphics to be competitive. During its fourth year of operations, Newstream.com continued to experience growth. Newstream.com's overall membership – including journalists, professional communicators, financial analysts and members of the general public – stands at nearly 70,000. The number of registered journalists stood at more than 13,000 as of December 2003. More than 13,000 professional communicators and more than 4,000 financial analysts were registered on Newstream.com in 2003. Registration among the general public was recorded at more than 35,000 by December 2003.

In June 1997, the Company acquired certain assets of Corporate TV Group Inc., a provider of strategic video communications to corporations and other organizations for internal and external audiences.

In November 1998, Medialink expanded its United Kingdom still photography service into the United States through the acquisition of WirePix, a New York-based public relations photo service. The Company's clients have included corporations such as Hasbro, Colgate-Palmolive, Compaq Computer Corporation and McDonald's. Public relations firms such as Burson-Marstellar, Cohn & Wolfe, Fleishman Hillard and Manning Selvage & Lee have also engaged WirePix's services.

In late 1999, the Company acquired U.S. Newswire LLC. U.S. Newswire, founded in 1986, is a leader in providing wire service, Internet and online distribution of full-text and multimedia news for government and public policy news sources to news media and online services - locally, nationally and worldwide. Clients include Cabinet agencies and the majority of political campaigns, advocacy groups, trade associations, "think tanks", public affairs firms and other similar organizations.

The Company continues to diversify its service offerings, and in 1999, the Company accelerated development of its research group by acquiring the Delahaye Group, a leading public relations and media analysis firm. During 2000, the Company successfully integrated it with its own research operations. The research team has emerged as a leader in helping corporations and organizations around the world communicate more efficiently and effectively. By providing media monitoring, analysis, and public relations research, Medialink helps corporations determine return on investment from their communications efforts. Contributing to the group's growth were the Company's previous investments in Infotrend and NewsIQ, both proprietary media tracking tools, enabling Delahaye to process thousands of pieces of news and provide clients with analytics relating to the client's overall communications program.

In 2001, the Company introduced the Media Reputation Index (MRi). The MRi assesses the media's impact on corporate reputation, providing the basis for understanding and improving a company's perception as covered by the news media. The index benchmarks the 100 largest U.S.-based companies including The Walt Disney Company, Microsoft, Wal-Mart, General Motors Corp. and Time Warner, tracking and evaluating each company's media coverage over time and versus all 100 companies.

In 2002, the Company launched Teletrax™, providing Medialink with a unique selling proposition complementary to its core broadcast service business by offering a content management tool with the distinctive ability to track video content whenever and wherever it is broadcast. Teletrax™ is expected to unlock new revenue streams for Medialink outside of its traditional business. Teletrax™ fulfills the needs of a variety of industries, including advertising, sports, music, film and television syndication. The network of detectors currently monitors more than 800 television stations in nearly 50 countries, including more than 100 top-ranking markets in the United States.

The Company has many competitors in different aspects of its businesses, although no one competitor competes in all of the Company's businesses. Some of these competitors or their parent companies may have assets substantially greater than those of the Company.

EMPLOYEES

As of December 31, 2003, the Company had 268 employees including 180 in client services, 55 in sales and marketing and 33 in corporate and administration. Included in corporate and administration were executives totaling 6. None of the Company's employees is represented by a labor union. Management believes that its employee relations are good. The Company also engages on a part-time, project-by-project basis, independent production crews at various locations worldwide. These crews have the skills, training and experience that the Company requires for its production services.

The Company, a Delaware corporation, was incorporated in 1986. Medialink's website is http://www.medialink.com. The Company makes available free of charge, on or through its Web site, its annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission ("SEC"). Such reports are also available on the SEC's website, http://www.sec.gov.

ITEM 2. PROPERTIES.

As of December 31, 2003, the Company's properties are all leased as follows:

Location	Gross Square Footage
New York	39,368
Boston	1,655
Chicago	1,317
Dallas	1,596
Washington, DC	7,043
San Francisco	1,401
Los Angeles	4,047
Norwalk, CT	24,690
Portsmouth, NH	11,055
London	10,896

ITEM 3. LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is traded on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol MDLK. The following table sets forth the high and low closing sales prices per share of the Company's common stock on the NASDAQ National Market System for the periods indicated:

Quarter Ended	Low	High
Quarter ended March 31, 2003	$2.77	$3.52
Quarter ended June 30, 2003	2.60	3.55
Quarter ended September 30, 2003	2.85	4.44
Quarter ended December 31, 2003	2.82	3.48
Quarter ended March 31, 2002	2.50	3.44
Quarter ended June 30, 2002	2.62	4.30
Quarter ended September 30, 2002	3.18	3.99
Quarter ended December 31, 2002	2.89	3.83

As of December 31, 2003, there were approximately 1,343 holders of record of the Company's common stock.

The Company has not paid, and does not anticipate paying for the foreseeable future, any dividends to holders of its common stock. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing.

Equity Compensation Plan Information

Information regarding the Company's equity compensation plans is set forth in the section entitled "Executive Compensation – Equity Compensation Plan Information" in the Company's Definitive Proxy Statement, to be filed within 120 days after Registrant's fiscal year end of December 31, 2003, which information is incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data have been derived from the Company's audited consolidated financial statements. The information below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Certain acquisitions occurring in 1999 have been accounted for under purchase accounting and accordingly, are only reflected herein for dates and periods on and after the respective dates of acquisition. Additionally, all of the balances have been restated to reflect the merger with The Delahaye Group, Inc. which was accounted for as a pooling. See Note 3 of the Company's Consolidated Financial Statements.

	For the Years Ended December 31, (In thousands, except per share data)				
	2003	2002	2001	2000	1999
Operating Data:					
Revenues	$ 44,054	$ 47,365	$ 48,420	$ 56,474	$ 44,614
Gross profit	29,967	31,629	30,722	35,958	29,277
Selling, general and administrative expenses (a)	29,757	30,490	32,638	31,426	25,924
Loss from joint venture	316	350	728	1,079	234
Operating income (loss)	(2,555)	(1,817)	(6,216)	3,453	3,119
Income (loss) before provision for income taxes	(2,842)	(2,015)	(6,348)	3,532	3,339
Net income (loss)	(2,692)	(1,869)	(3,773)	2,057	1,992
Earnings (loss) per share	$ (0.45)	$ (0.32)	$ (0.65)	$ 0.35	$ 0.34
Balance Sheet Data:					
Working capital	$ 2,768	$ 4,308	$ 6,085	$ 10,644	$ 11,117
Assets	36,712	40,643	40,813	42,028	36,982
Long-term debt, net	173	217	95	157	233
Stockholders' equity	$ 24,798	$ 27,204	$ 29,046	$ 32,570	$ 29,887

(a) 2003 selling, general and administrative expenses ("S, G & A") include restructuring charge related to the sublease of excess office space $592. 2002 S, G & A includes advisory charges of $1,300. 2001 S, G & A includes restructuring, loss on sale of subsidiary and advisory charges of $634, $496, and $805, respectively.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Summary and Outlook

The year 2003 was a challenging year for the Company. The Public Relations industry showed few signs of vitality as worries about the state of the U.S economy continued to put pressure on public relations budgets and consequently demand for the Company's Media Communications and Media Research services. In addition, economic pressures in the U.K. and Europe resulted in a significant reduction in demand for the Company's London-based International services.

Revenues from Media Communications and Media Research services decreased $3.57 million, or 8% as compared to 2002. At the same time, the Company has continued to invest in its new Teletrax™ service, completing the roll-out of its detection network to nearly 50 countries and over 700 channels by December 31, 2003.

In order to compensate for the lower revenue levels and to fund the Company's investment in Teletrax™, the Company focused its efforts on creating operating efficiencies, increasing its gross profit margins, reducing its headcount, where practicable, and identified further savings in selling general and administrative expenses ("S, G & A").

Improvements in gross profit margins on 2003 revenue created savings of $548,000. Excluding costs related to Teletrax™, the Company achieved savings of $715,000 and $952,000 in payroll and S, G & A, respectively, as compared with 2002. Related to these savings the Company incurred termination costs of $430,000 and a loss on the subletting of excess space of $592,000.

During 2003 the Company continued to invest in the roll-out of the Teletrax™ network, and absorbed $2.50 million of operating losses on the new service. The Company believes that the Teletrax™ network is now of a size that can satisfy the needs of potential clients. During the fourth quarter of 2003 and in early 2004 a number of potential clients tested the service and Teletrax™ has recently signed several clients including Universal Domestic Television and Tribune Entertainment under long term contracts. In addition, the service continues to be tested by a number of companies in the news, entertainment and advertising industries.

The Company finances its operations from cash generated from operations and from its line of credit facility. During 2003 the Company was in default on its tangible net worth covenant under the line of credit and, subsequent to year end, the bank issued a forbearance requiring the Company to limit its borrowings to the maximum of $5.00 million. In April 2004 the Bank agreed to extend the forbearance through January 31, 2005 and required additional reductions in the maximum line throughout 2004. The Company believes the current line of credit facility, in conjunction with the costs savings implemented in 2003, will be adequate to fund the Company during 2004. The Company has agreed to find additional financing to fund the operations of Teletrax™ by January 15, 2005.

Fiscal Year 2003 as Compared to Fiscal Year 2002

Revenues decreased by $3.31 million, or 7.0%, from $47.36 million in 2002 to $44.05 million in 2003. Revenue from the Company's Media Communications Services decreased by $2.98 million, and the Company's Media Research Services revenue decreased by $591,000. Additionally, revenue from Teletrax™, the Company's 76% owned subsidiary, was $645,000 in 2003, an increase of $261,000, or 68%, as compared to 2002. During 2003, the Company experienced a decrease in demand from clients for its Media Communications Services products as a result of the events leading up to the war in Iraq and the commencement of military action. Events which dominate news broadcasts, such as the war in Iraq, can cause the Company's clients to delay the use of, or in some cases not use, the Company's services, due to concern that the impact of their projects would be adversely affected by the focus of the media on such news events. Additionally, during 2003 the Company was negatively affected by the continuing adverse economic conditions, particularly in the public relations sector.

Direct costs decreased by $1.65 million, or 10.5%, from $15.74 million in 2002 to $14.09 million in 2003. The decrease in direct costs is the result of lower revenues and increased profit margins in 2003 as compared to 2002. Direct costs as a percentage of revenue were 32.0% and 33.2%, respectively, in 2003 and 2002. In spite of the difficult economic environment, the Company was able to improve its gross profit margin. The increase in the gross profit margin was attributable to a favorable product mix during 2003 and the result of adjustments the Company made over the last several quarters to its direct cost structure, including renegotiating vendor rates and improving the efficiency of its operating processes. Although the Company experienced a decrease in revenue of $3.31 million as a result of the Company's improved margins, the decrease in gross profit was $1.66 million.

Selling, general and administrative ("S, G & A") expenses decreased by $24,000 or less than 1.0%, from $29.19 million in 2002 to $29.17 million in 2003. The change in S, G & A expenses includes increases in payroll and payroll-related costs ("Payroll") of approximately $376,000. The increase in Payroll is substantially the result of termination costs during 2003 ($430,000) and the increase of Payroll related to Teletrax™, the Company's subsidiary, formed in April 2002, ($661,000), net of savings of $715,000 from the Company's remaining operations. Additionally, Teletrax™ had increases in other S, G & A expenses of approximately $551,000 in 2003 as compared to 2002. Not including the increases in S, G & A expenses relating to Teletrax™, the Company otherwise reduced its S, G & A by approximately $952,000 in 2003 as compared to 2002, including, but not limited to, savings in advertising and marketing, travel and entertainment, rent and office costs.

In September 2003 the Company entered into an agreement to sublease excess office space in its Norwalk, CT location. The sublease resulted in a $592,000 restructuring charge to operations in the 3rd quarter of 2003. The transaction reduces S, G & A expenses by approximately $120,000 per annum through February 2008.

In August 2001 the Company received an unsolicited takeover bid by United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company incurred legal and financial advisory expenses of approximately $1.30 million for 2002. The unsolicited offer is no longer active and the Company does not anticipate incurring any additional costs.

Depreciation and amortization expense decreased by $157,000, or 6.0%, from $2.61 million in 2002 to $2.45 million in 2003. In 2002 a customer list, acquired in conjunction with the acquisition of The Corporate TV Group, Inc. was fully amortized. As a result, there was a decrease in amortization of $367,000. Additionally, depreciation and amortization increased approximately $209,000 due to current year fixed asset additions, substantially related to the roll out of Teletrax™.

As a result of the foregoing, the Company experienced an operating loss of $2.56 million in 2003 as compared to an operating loss of $1.82 million in 2002. The operating loss in 2003 includes a $592,000 restructuring charge related to the sublease of excess office space and termination costs of approximately $430,000. The operating loss in 2002 included advisory charges of $1.30 million. Additionally, operating losses of $2.49 million and $875,000 in 2003 and 2002, respectively, from the Company's 76% owned subsidiary, Teletrax™ are included in operating losses. The minority shareholder of Teletrax™ has no future funding obligations and, accordingly, the Company has recorded 100% of the loss from this subsidiary.

Interest expense increased by $35,000 from $279,000 in 2002 to $314,000 in 2003. The increase was due to increases in interest rates during 2003 on the Company's line of credit facility, net of a decrease in interest expense due to lower balances on the credit line, and interest on the Company's capitalized lease obligations in 2003.

Income tax benefit was calculated using Medialink's effective tax rates of 41% in both 2003 and 2002. In 2003 and 2002 the Company was also subject to minimum state and local taxes and taxes on capital. Additionally, as a result of the limited historical results of its UK operations, including Teletrax™ and management's limited ability to project its UK future results, the Company has recorded a valuation allowance of $964,000 related to the foreign deferred tax asset generated by its UK losses. Recording the additional valuation allowance and the minimum state and local taxes reduces the effective tax rates to less than 5.3% and 7.2% in 2003 and 2002, respectively.

Including a loss from a joint venture of $316,000 and restructuring charge of $592,000, the Company had a net loss of $2.69 million in 2003, as compared to a net loss of $1.87 million in 2002, which included a loss from a joint venture of $350,000 and advisory charges of $1.30 million. The net loss in 2003 and 2002 included losses of $2.48 million and $886,000, respectively, from Teletrax™. The minority shareholder has no future funding obligations and, accordingly, the Company has recorded 100% of the losses from this subsidiary. In 2003 the Company had basic loss per share of $0.45 compared to basic loss per share of $0.32 in 2002.

Fiscal Year 2002 as Compared to Fiscal Year 2001

Revenues decreased by $1.06 million, or 2.2%, from $48.42 million in 2001 to $47.36 million in 2002. Revenue from the Company's Media Communications Services decreased by $256,000, and the Company's Media Research Services revenue decreased by $799,000. During 2002 the Company continued to be challenged by a difficult economic environment, which had an adverse effect on the Company's clients' spending and communication budgets, resulting in the decrease in revenue as compared to 2001. Third party statistics, including various public relations trade magazines, indicate that the overall industry declines in revenue were greater than what the Company experienced.

Direct costs decreased by $1.96 million, or 11.1%, from $17.70 million in 2001 to $15.74 million in 2002. The decrease in direct costs is the result of lower revenues and increased profit margins in 2002 as compared to 2001. Direct costs as a percentage of revenue were 33.2% and 36.6%, respectively, in 2002 and 2001. In spite of the difficult economic environment, the Company was able to improve its gross profit margin. The increase in the gross profit margin was attributable to a favorable product mix during 2002 and operating efficiencies implemented during 2002.

Selling, general and administrative ("S, G & A") expenses decreased by $1.51 million or 4.9%, from $30.70 million in 2001 to $29.19 million in 2002. Included in the decrease in S, G & A expenses is a decrease in payroll and related costs of approximately $730,000. In reaction to the difficult economic environment and the effects of September 11, 2001, the Company reduced its headcount in the 4th Quarter of 2001 and produced other S, G & A savings, including, but not limited to, advertising and marketing, travel and entertainment and office costs. Offsetting these cost reductions, Teletrax™, the Company's subsidiary formed in 2002, incurred $912,000 of S, G & A expenses during 2002.

During 2001 the Company sold a component of its UK photography business and as a result incurred a loss from the sale of a subsidiary of $496,000.

During 2001 the Company combined its U.S. and international broadcast services into a Global Broadcast Services unit. The corporate reorganization is designed to accelerate the growth of its broadcast services business. The Company incurred a charge of $420,000 as a result of the restructuring. Additionally, in September 2001 the Company reduced its staff in the UK and US, incurring a restructuring charge of $214,000.

In August 2001 the Company received an unsolicited takeover bid by United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company incurred legal and financial advisory expenses of approximately $1.30 million and $805,000, for 2002 and 2001, respectively. The unsolicited offer is no longer active and the Company does not anticipate incurring any additional costs.

Depreciation and amortization expense decreased by $966,000, or 27%, from $3.57 million in 2001 to $2.61 million in 2002. The decrease was due primarily to the elimination of amortization of goodwill as a result of the implementation of SFAS 142, net of additional depreciation and amortization expense arising from additions in property and equipment and capitalized software. Included in 2001 was amortization of goodwill of $875,000 and none for 2002. Additionally, amortization on the Company's customer list, acquired in connection with the acquisition of Corporate Television Group, which became fully amortized during the 2nd Quarter of 2002, decreased $367,000 from $800,000 in 2001 to $433,000 in 2002.

As a result of the foregoing, the Company experienced an operating loss of $1.82 million in 2002 as compared to operating loss of $6.22 million in 2001. The operating loss in 2002 included advisory charges of $1.30 million and an operating loss of $875,000 from the Company's newly formed 76% owned subsidiary, Teletrax™. The minority shareholder of Teletrax™ has no future funding obligations and, accordingly, the Company has recorded 100% of the loss from this subsidiary. The operating loss in 2001 included loss on sale of a subsidiary of $496,000, restructuring charges of $634,000 and advisory charges of $805,000.

Interest expense increased by $6,000 from $273,000 in 2001 to $279,000 in 2002. The increase was due to the Company's increased borrowings on its line of credit during 2002 as compared to 2001, net of reduced interest rates during 2002.

Income tax expense (benefit) was calculated using Medialink's effective tax rates of 41% in both 2002 and 2001. In 2002 the Company was also subject to minimum state and local taxes and taxes on capital. Additionally, as a result of the limited historical results of Teletrax™ and management's limited ability to project Teletrax™'s future results, the Company has recorded a valuation allowance of $252,000 related to the foreign deferred tax asset generated by Teletrax™'s loss.

Including a loss from a joint venture of $350,000 and advisory charges of $1.30 million, the Company had a net loss of $1.87 million in 2002, as compared to a net loss of $3.77 million in 2001, which included a loss from a joint venture of $728,000, advisory charges of $805,000, loss on the sale of subsidiary of $496,000 and restructuring charges of $634,000. The net loss in 2002 included a loss of $886,000 from Teletrax™. The minority shareholder has no future funding obligations and, accordingly, the Company has recorded 100% of the loss from this subsidiary. In 2002 the Company had basic loss per share of $0.32 compared to basic loss per share of $0.65 in 2001.

Below is a table that presents our contractual obligations and commitments at December 31, 2003:

Payments Due by Period (in thousands)

Contractual Obligations	Total	Less than One Year	1-3 years	4-5 years	After 5 years
Capital lease obligations	$269	$96	$173	--	--
Operating lease obligations	$17,125	$3,140	$8,947	$3,779	$1,259
Total	$17,394	$3,236	$9,120	$3,779	$1,259

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

LIQUIDITY AND CAPITAL RESOURCES

Medialink has financed its operations primarily through cash generated from operations and reliance on its line of credit facility. Cash flow provided by operating activities amounted to $446,000 million and $3.95 million in 2003 and 2002, respectively. Capital expenditures which are primarily incurred to support Medialink's sales and operations and the roll-out of the Teletrax™ network were $1.71 million in 2003 and $1.35 million in 2002.

On August 1, 1999 the Company entered into a joint venture with Business Wire to form Business Wire/Medialink, LLC, doing business as Newstream.com. Each member made an initial capital contribution of $2.00 million, plus acquisition costs. The Company accounts for its interest in Newstream.com under the equity method. Each member made additional capital contributions of $250,000 each during 2002.

During 2003 and 2002 the Company made various earn-out payments on acquisitions aggregating $341,000 and $850,000, respectively, in cash. The Company has no additional earn-out payments on its acquisitions.

In June 1997 Medialink acquired certain assets of CTV. The initial purchase price of $4.18 million was paid $3.85 million in cash and $333,000 in Medialink common stock. Included in the cash portion was $300,000 related to the purchase of a non-compete. Earn-out provisions allowed for up to an additional $6.2 million to be paid through 2002, based upon certain revenue and profitability targets over the next five years. Assuming the targets are met, the overall consideration will be in the form of cash and Medialink common stock, as specified in the agreement. During 2003 and 2002 Medialink made cash payments of approximately $142,000 and $625,000, respectively, as additional consideration for the CTV acquisition.

During 1999 the Company made an acquisition of a news-related company. As consideration for this purchase, the Company paid $1.26 million in cash and 55,348 shares of the Company's common stock valued at $800,000. Earn-out provisions allowed for additional payments of purchase price of up to $1.50 million, based on reaching certain profitability levels, to be paid in the form of cash and the Company's common stock as specified in the agreement, over a period of three years. Through December 31, 2003 $1.50 million of additional consideration has been recorded under the earn-out provisions.

At December 31, 2003 the Company had no potential additional earn-out provisions on any of its acquisitions.

The Company has a line of credit facility with a bank, allowing for borrowings of up to $7.50 million through April 15, 2004. Loans under the Credit Facility bear interest at the 30-Day LIBOR Rate (1.12% at December 31, 2003) plus 2.25% through 3.25%, per annum, as defined. Covenants under the line of credit agreement require the Company to meet certain financial ratios, including minimum tangible net worth and minimum earnings before interest, taxes, depreciation, amortization and other charges, as defined in the agreement. At December 31, 2003 the Company was not in compliance with the minimum tangible net worth covenant which has been waived by the lender through April 15, 2004 through the issuance of a forbearance. In conjunction with the forbearance, the lender required the Company pay down its line of credit by $500,000, reduce the maximum borrowings under the facility to $5.00 million and put into place minimum cash balance and limits on capital expenditure covenants, as defined.

Subsequent to December 31, 2003 the bank issued an additional forbearance (The "Forbearance") expiring January 31, 2005. The Forbearance reduces the maximum line to the lower of $4.00 million, $3.75 million, $3.50 million and $3.00 million at April 15, 2004, July 1, 2004, October 1, 2004 and December 31, 2004, respectively, or 80% of eligible accounts receivable balances, as defined. Interest under the Forbearance is payable monthly at the rate of the 30-Day LIBOR Rate plus 5.5% per annum. Covenants under the Forbearance include limits on capital expenditures, minimum earnings before interest, taxes, depreciation and amortization and minimum tangible net worth, as defined in the agreement. Additionally, the Forbearance requires the Company to obtain financing by January 15, 2005 to support Teletrax™'s operations.

As of December 31, 2003 Medialink had $3.71 million in cash and cash equivalents as compared to $6.39 million as at December 31, 2002. As at December 31, 2003 and 2002, long-term debt, including current portion, was $269,000 and $331,000, respectively.

The Company believes, based upon its 2004 financial forecast, that it has sufficient capital resources, including availability under its line of credit facility, alternate sources of funding, and cash flow from operations, to fund its net cash needs for at least the next twelve months. The Company also believes that in the event that actual 2004 revenues are lower than its forecast that the Company's Direct, Selling, General and Administrative costs can be reduced to minimize the effect on forecasted profit.

RISK FACTORS

Major News Events

Events which dominate news broadcasts, such as the events of September 11th or the involvement by the United States in a war, may cause the Company's clients to delay or not use the Company's services for a particular project as such clients may determine that their messages may not receive adequate attention in light of the coverage of other news events. Such circumstances could have a material adverse effect on the Company's business, operating results and financial condition.

Susceptibility to General Economic Conditions

The Company's revenues are affected by its clients' marketing communications spending and advertising budgets. The Company's revenues and results of operations may be subject to fluctuations based upon general economic conditions in the geographic locations where it offers its services or distributes its material. If there were to be continued economic downturn or a continued recession in these geographic locations, then the Company expects that business enterprises, including its clients and potential clients, could substantially and immediately reduce their marketing and communications budgets. In the event of such an economic climate, there would be a material adverse effect on the Company's business, operating results, financial condition and ability to refinance its existing line of credit agreement.

Competition

The markets for the Company's services are highly competitive. The principal competitive factors affecting the Company are effectiveness, reliability, price, technological sophistication and timeliness. Numerous specialty companies compete with the Company in each of its service lines although no single company competes across all service lines. Some of the Company's competitors or potential competitors have longer operating histories, longer client relationships and significantly greater financial, management, technological, sales, marketing and other resources than the Company. In addition, clients could perform internally all or certain of the services provided by the Company rather than outsourcing such services. The Company could face competition from companies in related communications markets which could offer services that are similar or superior to those offered by the Company. In addition, national and regional telecommunications providers could enter the market with materially lower electronic delivery costs, and radio and television networks could also begin transmitting business communications separate from their news programming. The Company's ability to maintain and attract clients depends to a significant degree on the quality of services provided and its reputation among its clients and potential clients as compared to that of its competitors. There can be no assurance that the Company will not face increased competition in the future or that such competition will not have a material adverse effect on the Company's business, operating results and financial condition.

New Services

The Company must develop new services to remain competitive, maintain or grow market share and to operate in new markets. There can be no assurance that the Company will be successful in developing new services, or that those new services will meet customer needs. As a result of the expenses incurred in developing new services and the potential inability of the Company to market these services successfully, the Company's operating results may be negatively affected.

Provisions of Our Charter Documents May Have Anti-takeover Effects that Could Prevent a Change in Control Even if the Change in Control Would be Beneficial to our Stockholders

Provisions of our amended and restated certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire the Company, even if doing so would be beneficial to our stockholders.

Line of credit

The Company has a line of credit facility with a bank, allowing for borrowings of up to $7.50 million through April 15, 2004. Loans under the Credit Facility bear interest at the 30-Day LIBOR Rate (1.12% at December 31, 2003) plus 2.25% through 3.25%, per annum, as defined. Covenants under the line of credit agreement require the Company to meet certain financial ratios, including minimum tangible net worth and minimum earnings before interest, taxes, depreciation, amortization and other charges, as defined in the agreement. At December 31, 2003 the Company was not in compliance with the minimum tangible net worth covenant which has been waived by the lender through April 15, 2004 through the issuance of a forbearance. In conjunction with the forbearance, the lender required the Company pay down its line of credit by $500,000, reduce the maximum borrowings under the facility to $5.00 million and put into place minimum cash balance and limits on capital expenditure covenants, as defined.

Subsequent to December 31, 2003 the bank issued an additional forbearance (The "Forbearance") expiring January 31, 2005. The Forbearance reduces the maximum line to the lower of $4.00 million, $3.75 million, $3.50 million and $3.00 million at April 15, 2004, July 1, 2004, October 1, 2004 and December 31, 2004, respectively, or 80% of eligible accounts receivable balances, as defined. Interest under the Forbearance is payable monthly at the rate of the 30-Day LIBOR Rate plus 5.5% per annum. Covenants under the Forbearance include limits on capital expenditures, minimum earnings before interest, taxes, depreciation and amortization and minimum tangible net worth, as defined in the agreement. Additionally, the Forbearance requires the Company to obtain financing by January 15, 2005 to support Teletrax™'s operations.

While management believes the Company is currently in compliance with the covenants under the line of credit agreement and related forbearance agreement, there can be no assurance that the Company will continue to be in compliance in the future. In that event, the Company may be required to raise additional funds in order to repay the outstanding balance under the line of credit and there can be no assurance that, if required, the Company would be able to raise such funds on favorable terms, if at all.

Capital Requirements

One or more of our businesses could require, or benefit from, additional investment beyond our current capability. Such additional funding could be raised by the Company, or one or more of its business units separately, and could have the effect of diluting shareholders' interests.

Other Risk Factors

Other risk factors include our recent history of losses, our ability to achieve or maintain profitability, effectiveness of our cost reduction programs, our ability to develop new services and market acceptance of such services, such as Teletrax™, our ability to develop new products and services that keep pace with technology, our ability to develop and maintain successful relationships with critical vendors, the potential negative effects of our international operations on the Company. In addition, future acquisitions or divestitures and the absence of long term contracts with customers and vendors may adversely effect our operations and have an adverse effect on pricing, revenues, gross margins and our customer base.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as significant to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements in the Company's Form 10-K for the year ended December 31, 2003.

Revenue Recognition
Revenue earned from the distribution and monitoring of video news releases and the distribution of printed news releases is recognized in the period that the release is distributed. Fees earned for webcasts, satellite media tours and other live events and the production of video news releases and still photographs are recognized in the period that the services are performed. Fees earned from research services are recognized using the percentage of completion method. Invoices to clients are generated in accordance with the terms of the applicable contract, which may not be directly related to the performance of services. Unbilled receivables are invoiced based upon the achievement of specific events as defined by each agreement including deliverables, timetables and incurrence of certain costs. Unbilled receivables are classified as a current asset. Advanced billings to clients in excess of revenue earned are recorded as deferred revenues and are classified as a current liability.

Allowance for Doubtful Accounts
Management must make estimates of the uncollectibility of the Company's accounts receivable. Management specifically analyzes accounts receivable, historical bad debt, customer concentrations, customer creditworthiness and current trends when evaluating the adequacy of the allowance for doubtful accounts.

Goodwill and Intangible Assets
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. In 2001 and 2000, goodwill was amortized on a straight-line basis over its expected useful life, not to exceed 40 years, and we periodically reviewed the recoverability of goodwill and intangible assets. Effective January 1, 2002, we adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which required us to cease amortizing goodwill and to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The annual impairment testing required by SFAS No. 142 also requires the Company to use its judgment and could require the Company to write down the carrying value of its goodwill and other intangible assets in future periods.

Other intangible assets, including customer lists and covenants not to compete, are being amortized on a straight-line basis over the term of the agreement or the estimated future period of benefit, which ranges from 3 to 7½ years.

The agreements pursuant to which the Company acquired certain companies include provisions that could require the Company to issue additional cash or shares of common stock if certain performance targets are met. The value of any such additional consideration will be added to the goodwill related to such acquisition.

Long-lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We considered all of the available evidence to arrive at our position on the net deferred tax assets; however, should circumstances change which would alter our judgment in this regard it may have an impact on future operating results.

EFFECTS OF NEWLY-ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", and amended the interpretation with FIN 46(R) in December 2003. This interpretation and its amendment set forth a requirement for an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. The Company has not entered into any arrangements with VIEs after January 31, 2003. For arrangements entered into with VIEs created prior to January 31, 2003, the provisions of FIN 46 have been delayed to the first interim or annual period beginning after December 15, 2003. The Company has evaluated the impact of adoption of FIN 46(R) for its arrangements created before January 31, 2003. The adoption of this standard is not expected to impact the Company's financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective immediately for all instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have an effect on the Company's financial statements.

INFLATION

Inflation has not had, nor does the Company anticipate it having, a significant impact on the Company's current and future operations.

FOREIGN CURRENCY

The conversion of various European currencies to the Euro has not had, nor does the Company anticipate it having, a significant impact on the Company's current and future operations.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Debt

The Company has a line of credit agreement which exposes the Company to the risk of earnings or cash flow loss due to changes in market interest rates. At December 31, 2003, $5.00 million was outstanding on the line of credit. The interest rate on the facility is based upon the 30-day LIBOR rate (1.12% at December 31, 2003) plus a margin, as defined. All other Company debt is fixed-rate and, therefore, does not expose the Company to the risk of earnings or cash flow loss due to changes in market interest rate.

Foreign Currency Exchange Rate Risk

In the normal course of business, through its UK operations, the Company is exposed to the effect of foreign exchange rate fluctuations on the United States dollar value of its foreign subsidiaries' results of operations and financial condition. At December 31, 2003, the Company's primary foreign currency market exposure was the British pound.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The following audited consolidated financial statements and related report are set forth in this Annual Report on Form 10-K on the following pages:

Independent Auditors' Report	F-1
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	F-2
Consolidated Statements of Operations for the Years Ended December 31, 2003, December 31, 2002 and December 31, 2001	F-3
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2003, December 31, 2002 and December 31, 2001	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, December 31, 2002 and December 31, 2001	F-5
Notes to Consolidated Financial Statements	F-6

Independent Auditors' Report

The Board of Directors
Medialink Worldwide Incorporated

We have audited the accompanying consolidated balance sheets of Medialink Worldwide Incorporated and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medialink Worldwide Incorporated and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets", as of January 1, 2002.

KPMG LLP

New York, New York

February 24, 2004, except for note 4, which is as of April 14, 2004

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,708,130	$ 6,389,650
Accounts receivable, net of allowance for doubtful accounts of $683,420 and $655,417	7,225,166	6,571,226
Prepaid expenses and other current assets	2,183,011	2,101,334
Prepaid and refundable taxes	690,657	2,269,804
Deferred tax assets	199,000	199,000
Total current assets	14,005,964	17,531,014
Property and equipment, net	5,800,070	5,889,840
Goodwill, net of accumulated amortization of $2,467,381	13,234,051	12,854,121
Customer list and other intangibles,net of accumulated amortization of $4,440,485 and $4,360,488	59,515	139,512
Investment in joint venture	365,483	681,604
Deferred tax assets	1,805,000	1,655,000
Other assets	1,441,802	1,892,243
Total assets	$ 36,711,885	$ 40,643,334
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of obligations under capital leases and long term debt	$ 96,248	$ 113,773
Borrowings on credit facilities	5,500,000	6,536,665
Accounts payable	1,692,713	2,203,436
Accrued expenses and other current liabilities	3,948,809	4,368,712
Total current liabilities	11,237,770	13,222,586
Obligations under capital leases, net of current portion	173,000	217,000
Other long term liabilities	503,336	-
Total liabilities	11,914,106	13,439,586
Stockholders' Equity:		
Common stock; $.01 par value. Authorized 15,000,000 shares; issued 6,040,173 shares in 2003 and 5,947,036 shares in 2002	60,401	59,470
Additional paid-in capital	25,047,284	24,768,762
Retained earnings	238,477	2,930,754
Accumulated other comprehensive loss	(348,449)	(355,304)
	24,997,713	27,403,682
Less common stock in treasury (at cost, 57,124 shares)	(199,934)	(199,934)
Total stockholders' equity	24,797,779	27,203,748
Total liabilities and stockholders' equity	$ 36,711,885	$ 40,643,334

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenues	$ 44,053,584	$ 47,364,720	$ 48,420,133
Direct costs	14,086,986	15,735,836	17,697,753
Gross Profit	29,966,598	31,628,884	30,722,380
Operating expenses:			
Selling, general and administrative expenses	29,165,257	29,189,674	30,703,302
Depreciation and amortization	2,448,483	2,605,804	3,571,943
Loss from joint venture	316,121	350,000	728,268
Loss on sale of subsidiary	-	-	495,905
Restructuring charges	592,000	-	634,000
Advisory charges	-	1,300,000	804,626
Total Operating Expenses	32,521,861	33,445,478	36,938,044
Operating loss	(2,555,263)	(1,816,594)	(6,215,664)
Interest expense	(314,211)	(279,206)	(273,383)
Interest income	27,197	81,110	141,568
Loss before income taxes	(2,842,277)	(2,014,690)	(6,347,479)
Income tax benefit	(150,000)	(145,980)	(2,574,000)
Net loss	$ (2,692,277)	$ (1,868,710)	$ (3,773,479)
Basic and diluted loss per share	$ (0.45)	$ (0.32)	$ (0.65)

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003, 2002 and 2001

	Common stock				Accumulated Other Comprehensive		
	Number of Shares	Par Value	Additional Paid-In Capital	Retained Earnings	Loss - Foreign Currency Translation Adjustment	Common Stock in Treasury	Total Stockholders' Equity
Balance at January 1, 2001	5,751,693	$ 57,517	$ 24,138,687	$ 8,572,943	$ (199,474)	$ -	$ 32,569,673
Comprehensive income:							
Net loss	-	-	-	(3,773,479)	-	-	(3,773,479)
Foreign currency translation adjustment	-	-	-	-	(21,775)	-	(21,775)
Total comprehensive loss							(3,795,254)
Stock options exercised	42,320	423	121,240	-	-	-	121,663
Issuances of common stock in connection with acquisitions of businesses	26,701	267	149,733	-	-	-	150,000
Balance at December 31, 2001	5,820,714	58,207	24,409,660	4,799,464	(221,249)	-	29,046,082
Comprehensive income:							
Net loss	-	-	-	(1,868,710)	-	-	(1,868,710)
Foreign currency translation adjustment	-	-	-	-	(134,055)	-	(134,055)
Total comprehensive loss							(2,002,765)
Stock options exercised	700	7	1,958	-	-	-	1,965
Issuances of common stock in connection with acquisitions of businesses	125,622	1,256	357,144	-	-	-	358,400
Treasury Stock Transaction	-	-	-	-	-	(199,934)	(199,934)
Balance at December 31, 2002	5,947,036	59,470	24,768,762	2,930,754	(355,304)	(199,934)	27,203,748
Comprehensive income:							
Net loss	-	-	-	(2,692,277)	-	-	(2,692,277)
Foreign currency translation adjustment	-	-	-	-	6,855	-	6,855
Total comprehensive loss							(2,685,422)
Stock options exercised	1,600	16	4,160	-	-	-	4,176
Issuances of common stock in connection with acquisitions of businesses	91,537	915	274,362	-	-	-	275,277
Balance at December 31, 2003	6,040,173	$ 60,401	$ 25,047,284	$ 238,477	$ (348,449)	$ (199,934)	$ 24,797,779

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (2,692,277)	$ (1,868,710)	$ (3,773,479)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	2,448,483	2,605,804	3,571,943
Allowance for doubtful accounts	28,003	299,177	(111,252)
Loss on sale of subsidiary	-	-	495,905
Deferred income taxes	(150,000)	245,000	(900,000)
Equity loss from joint venture	316,121	350,000	728,268
Restructuring charge	592,000	-	634,000
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(675,087)	1,255,938	5,254,109
Other assets	(119,560)	(642,848)	(645,199)
Prepaid expenses and other current assets	(81,677)	334,005	(263,908)
Prepaid and refundable income taxes	1,579,147	(526,145)	(1,743,659)
Accounts payable and accrued expenses	(713,284)	1,895,598	(1,364,740)
Other liabilities	(85,664)	-	-
Income taxes payable	-	-	(1,312,628)
Net cash provided by operating activities	446,205	3,947,819	569,360
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash paid on acquisitions	(341,231)	(850,000)	(1,058,600)
Capital contribution in joint venture	-	(250,000)	(500,000)
Cash received for sale of subsidiary, net of cash included in assets sold	-	-	29,908
Purchases of property and equipment	(1,708,714)	(1,353,126)	(2,187,756)
Net cash used in investing activities	(2,049,945)	(2,453,126)	(3,716,448)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances on line of credit	267,389	267,984	4,268,681
Payments on line of credit	(1,304,054)	-	-
Proceeds from the issuance of common stock in connection with the exercise of stock options	4,176	1,965	121,663
Repayments of long term debt	(45,291)	(55,067)	(105,438)
Net cash provided by (used in) financing activities	(1,077,780)	214,882	4,284,906
Net increase (decrease) in cash and cash equivalents	(2,681,520)	1,709,575	1,137,818
Cash and cash equivalents at the beginning of year	6,389,650	4,680,075	3,542,257
Cash and cash equivalents at end of year	$ 3,708,130	$ 6,389,650	$ 4,680,075

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
Medialink Worldwide Incorporated (the "Company") is a provider of worldwide video and audio production and distribution services and public relations research services for businesses and other organizations that seek to communicate and evaluate their news through television, radio, the Internet and other media. Additionally, through its subsidiary, Teletrax, Ltd., the Company is deploying a global video tracking, and monitoring system. The Company, a Delaware corporation formed on September 24, 1986, is headquartered in New York with offices in the United States and the United Kingdom.

The consolidated financial statements include the accounts of Medialink Worldwide Incorporated, its wholly owned subsidiaries and its 76% owned subsidiary, Teletrax, Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition
Revenue earned from the distribution and monitoring of video news releases and the distribution of printed news releases is recognized in the period that the release is distributed. Fees earned for webcasts, satellite media tours and other live events and the production of video news releases and still photographs are recognized in the period that the services are performed. Fees earned from research services are recognized using the percentage of completion method. Fees earned from Teletrax™ are recognized over the period of service.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less, to be cash equivalents.

Property and Equipment
Property and equipment, recorded at cost, is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. The following estimated useful lives are used for financial statement purposes:

Office equipment	3-5 years
Furniture and fixtures	10 years
Leasehold improvements	5 to 10 years

Goodwill and Intangible Assets
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and intangible assets of businesses acquired. In 2001, goodwill was amortized on a straight-line basis over its expected useful life, not to exceed 40 years, and the Company periodically reviewed the recoverability of goodwill and intangible assets. Effective January 1, 2002, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, which required us to cease amortizing goodwill and to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The annual impairment testing required by SFAS No. 142 also requires the Company to use its judgment and could require the Company to write down the carrying value of its goodwill and other intangible assets in future periods.

Other intangible assets, including customer lists and covenants not to compete, are being amortized on a straight-line basis over the term of the agreement or the estimated future period of benefit, which ranges from 3 to 7½ years.

The agreements pursuant to which the Company acquired certain companies include provisions that could require the Company to issue additional cash or shares of common stock if certain performance targets are met. The value of any such additional consideration will be added to the goodwill related to such acquisition.

Long-lived Assets
In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Major Customers
Revenues from one customer amounted to approximately 14%, 14% and 11% of total revenues in 2003, 2002 and 2001, respectively.

Investments in Affiliates
The Company accounts for its investments in affiliates in which it owns between 20% and 50% of the voting stock and possesses significant influence over the affiliate under the equity method. Investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the fair value of an investment is less than its carrying amount, and when such a loss in value is determined to be other than temporary.

Foreign Currency Translation
The financial position and results of operations of the Company's UK subsidiaries are measured using local currency as the functional currency. Assets and liabilities of the entities have been translated at exchange rates on the balance sheet date, and related revenue and expenses have been translated at average monthly exchange rates. The aggregate effect of translation adjustments is reflected as a separate component of shareholders' equity in accumulated other comprehensive loss until there is a sale or liquidation of the underlying foreign investment.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments
The carrying amounts of cash, receivables, accounts payable, accrued liabilities and borrowings on line of credit facility approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt approximate fair value as the effective rates for these instruments are comparable to market rates at year-end.

Reclassifications
For comparability, certain 2002 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2003.

Earnings per Share
Basic loss per share ("EPS") is computed by dividing net loss attributable to common stock by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities to common stock. For the year ended December 31, 2003, 2002 and 2001 the Company had common stock equivalents of 50,083, 64,349 and 32,075, respectively, related to stock options that were not included in the computation of EPS because they were antidilutive. Weighted average shares outstanding used for computing EPS for the years ended December 31, 2003, 2002 and 2001 are as follows:

Weighted Average Shares Outstanding	2003	2002	2001
Basic and diluted	5,955,779	5,909,312	5,797,679

Stock-Based Compensation
In 2003, 2002, and 2001, the Company had two stock option plans, which are described more fully in Note 7. As allowed by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, the Company has retained the compensation measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations for stock options. Under APB Opinion No. 25, compensation expense is recognized based upon the difference, if any, at the measurement date between the market value of the stock and the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known.

If the Company had elected to recognize compensation cost at the grant date, based on the fair value of the options granted, in 2003, 2002 and 2001, as prescribed by SFAS 123, the Company's net loss and loss per share for the years ended December 31, 2003, 2002 and 2001 would approximate the pro forma amounts as indicated below:

	For the year ended December 31,		
	2003	2002	2001
Net loss - as reported	$(2,692,277)	$(1,868,710)	$(3,773,479)
Deduct: total stock-based employee compensation expense determined under the fair value method, net of related tax effects	(259,000)	(110,000)	(64,200)
Net loss - pro forma	$(2,951,277)	$(1,978,710)	$(3,837,679)
Basic and diluted EPS - as reported	$ (.45)	$ (.32)	$ (.65)
Basic and diluted EPS - pro forma	$ (.50)	$ (.33)	$ (.66)

The fair value of each grant is estimated using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0% for all grants, expected volatility of 5% for 2003, 10% for 2002 and 71% for 2001 grants, risk free interest rates of 4.25% for 2003, 4.25% for 2002 and 4.50% for 2001 grants and expected lives of 5 years for all grants.

Liquidity
The Company has suffered recurring losses for the three-year period ended December 31, 2003. At December 31, 2003, the Company was not in compliance with the minimum tangible net worth covenant under the Company's line of credit agreement, which was waived by the lender through April 15, 2004 through the issuance of a forbearance. The forbearance was extended through January 31, 2005. The covenants under the forbearance are discussed further in note 4. Based on its 2004 projections, management anticipates that it will remain in compliance with these revised covenants. Should the company be unable to meet its projections, management will take appropriate measures in the second quarter, which could include seeking alternative sources of funding, including the factoring of receivables or headcount reductions.

EFFECTS OF RECENTLY ADOPTED ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which is effective January 1, 2003. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The adoption of SFAS 143 did not have a significant impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS No. 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The adoption of this statement did not have a significant impact on our consolidated financial statements.

In July 2002, SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS 146 and EITF 94-3 relates to the timing of liability recognition. Under SFAS 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a significant impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant impact on our financial position and results of operations.

2. *Property and Equipment*

Property and equipment, at cost, consists of:

	December 31, 2003	December 31, 2002
Office equipment and software	$9,573,474	$7,472,254
Furniture and fixtures	1,406,316	1,409,793
Leasehold improvements	3,744,499	3,696,943
	14,724,289	12,578,990
Less accumulated depreciation and amortization	(8,924,219)	(6,689,150)
Property and equipment, net	$5,800,070	$5,889,840

Depreciation and amortization expense was $2,164,484 and $1,590,951 the years ended December 31, 2003 and 2002, respectively.

3. *Business Transactions*

(a) Acquisitions, Goodwill and Other Intangibles

On June 16, 1997 the Company acquired certain assets of Corporate TV Group, Inc. ("CTV"), a provider of strategic video communications to corporations and other organizations for internal and external audiences. As consideration for the purchase, the Company paid $3.55 million in cash and issued 37,037 shares of the Company's common stock valued at $333,333. Earn-out provisions allow for up to an additional $6.2 million to be paid based upon certain revenue and profitability targets through 2002. Assuming the targets are met, the additional consideration will be paid in the form of cash and the Company's common stock, as specified in the agreement. Through December 31, 2003 approximately $6.02 million of additional consideration has been recorded under the earn-out provision. Additionally, in connection with this acquisition, the Company paid $300,000 to the stockholder of CTV for a non-compete agreement which expires in 2004. This amount has been recorded as an intangible asset and is being amortized using the straight-line method over the term of the agreement.

During 1999 the Company made an acquisition of a news-related company. As consideration for this purchase, the Company paid $1.26 million in cash and 55,348 shares of the Company's common stock valued at $800,000. Earn-out provisions allow for additional payments of purchase price of up to $1.50 million, based on reaching certain profitability levels, to be paid in the form of cash and the Company's common stock as specified in the agreement, over a period of three years. Through December 31, 2003 $1.50 million of additional consideration has been recorded under the earn-out provisions. Additionally, in connection with acquisition, the Company entered into covenants not to compete with two of the significant shareholders with terms of five years.

Two executive officers of the Company had an interest in one of the acquisitions aggregating approximately 20%. In order to avoid an apparent conflict of interest, an independent member of the

Board of Directors and an independent employee negotiated the agreement.

At December 31, 2003 there were no potential additional earn-out provisions outstanding on any of the Company's acquisitions.

All of the above acquisitions have been accounted for under the purchase method of accounting and the results of operations of the acquisitions have been included in the consolidated statements of operations from the dates of acquisition. As of December 31, 2003 the aggregate purchase price, including acquisition costs and amounts paid as a result of earn-out agreements, exceeded the estimated fair value of the total net assets acquired by $19.70 million for all of the acquisitions. Of this amount $4 million has been allocated to customer lists and has been fully amortized and $15.70 million has been allocated to goodwill.

In March 2001 the Company sold a component of its UK photography business and as a result incurred a loss from the sale of a subsidiary amounting to approximately $496,000.

The Company adopted SFAS No. 142, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of the standard, amortization of goodwill and indefinite life intangibles ceased and accumulated amortization as of December 31, 2001 reduced the carrying value of these assets. Periodic impairment testing of these assets is now required. Definite life intangibles continue to be amortized over their useful lives.

As of January 1, 2002, the date of adoption, the Company had unamortized goodwill and other intangible assets in the amount of $11.58 million, which was subject to the transition provisions of SFAS 141 and SFAS 142. Amortization expense related to goodwill and other intangible assets of continuing operations was $1.91 million for the year ended December 31, 2001.

The following provides pro-forma information as if the financial statements in all periods presented were accounted for in accordance with SFAS 142:

	For the Year Ended December 31,		
	2003	2002	2001
Reported net loss	$(2,692,277)	$(1,868,710)	$(3,773,479)
Add back: Goodwill amortization	-	-	874,654
Adjusted net loss	$(2,692,277)	$(1,868,710)	$(2,898,825)
Reported basic loss per share	$(0.45)	$(0.32)	$(0.65)
Add back: Goodwill amortization	-	-	0.15
Adjusted basic loss per share	$(0.45)	$(0.32)	$(0.50)

Intangible assets consist of the following:

		December 31, 2003 (in thousands)			December 31, 2002 (in thousands)		
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Customer List	5 years	$4,000	$(4,000)	$ -	$4,000	$(4,000)	$ -
Non-competes	4-7.5 years	500	(440)	60	500	(360)	140
Total		$4,500	$(4,440)	$60	$4,500	$(4,360)	$140

Aggregate amortization expense for the years ended December 31, 2003 and 2002 was $79,997 and $490,196, respectively.

Estimated future amortization expense is as follows:

For the year ended December 31, 2004	$60,000
Total estimated amortization	$60,000

(b) Joint Venture

On August 1, 1999 the Company entered into a joint venture with Business Wire to form Business Wire/Medialink, LLC ("Newstream"), for the purpose of connecting its clients to multimedia Internet news sites as Newstream.com. The Company, which has a 50% interest in the joint venture, accounts for its interest in Newstream under the equity method, as it does not have a controlling interest in the entity. During 2002 and 2001 each member made an additional capital contribution of $250,000 and $500,000, respectively. No additional contributions were made in 2003.

The following is selected financial data of Newstream at December 31:

	2003	2002	2001
Balance Sheet Data:			
Total current assets	$1,147,000	$1,310,000	$813,000
Total assets	1,764,000	2,350,000	2,277,000
Total current liabilities	1,616,000	1,587,000	1,351,000
Total liabilities and members equity	1,764,000	2,350,000	2,277,000
Operating Data:			
Revenues	1,186,000	1,164,000	1,137,000
Operating loss	(615,000)	(665,000)	(1,461,000)
Net loss	(614,000)	(663,000)	(1,457,000)

Approximately $541,000, $501,000 and $497,000 of total revenue for the joint venture was generated by the Company in 2003, 2002 and 2001, respectively.

The Company also allocates certain expenses to the joint venture for personnel and other direct, general and administrative costs incurred on its behalf. Total assessments amounted to $781,000, $683,000 and $959,000 in 2003, 2002 and 2001, respectively. The balance outstanding at December 31, 2003, 2002 and 2001 relating to these assessments amounted to $678,000, $663,000 and $919,000, respectively and are included in prepaid expenses and other current assets.

4. Line of Credit – Bank

The Company has a line of credit facility with a bank, allowing for borrowings of up to $7.50 million through April 15, 2004. Loans under the Credit Facility bear interest at the 30-Day LIBOR Rate (1.12% at December 31, 2003) plus 2.25% through 3.25%, per annum, as defined.

The Company is subject to a line fee of $37,500 for the period from January 1, 2003 through April 15, 2004.

Covenants under the line of credit agreement require the Company to meet certain financial ratios, including minimum tangible net worth and minimum earnings before interest, taxes, depreciation, amortization and other charges, as defined in the agreement. At December 31, 2003 the Company was not in compliance with the minimum tangible net worth covenant which has been waived by the lender through April 15, 2004 through the issuance of a forbearance. In conjunction with the forbearance, the lender required the Company pay down its line of credit by $500,000, reduce the maximum borrowings under the facility to $5.00 million and put into place minimum cash balance and limits on capital expenditure covenants, as defined.

Subsequent to December 31, 2003 the bank issued an additional forbearance (The "Forbearance") expiring January 31, 2005. The Forbearance reduces the maximum line to the lower of $4.00 million, $3.75 million, $3.50 million and $3.00 million at April 15, 2004, July 1, 2004, October 1, 2004 and December 31, 2004, respectively, or 80% of eligible accounts receivable balances, as defined. Interest under the Forbearance is payable monthly at the rate of the 30-Day LIBOR Rate plus 5.5% per annum. Covenants under the Forbearance include limits on capital expenditures, minimum earnings before interest, taxes, depreciation and amortization and minimum tangible net worth, as defined in the agreement. Additionally, the Forbearance requires the Company to obtain financing by January 15, 2005 to support Teletrax™'s operations.

The Company is subject to a forbearance fee of $30,000 for the period from April 15, 2004 through January 31, 2005.

Substantially all of the assets of the Company are pledged as collateral under the credit facility.

5. *Long-term Debt:*

As of December 31, debt consisted of:

	2003	2002
Capitalized lease	$269,248	$285,482
Note payable	-	45,291
Less: current portion	96,248	113,773
Long-term debt, net of current portion	$173,000	$ 217,000

The capitalized lease is payable in quarterly installments of $29,666, which includes principal and interest at the rate of 10.8% per annum through August 2006.

At December 31, 2003 and 2002, the gross amount of the equipment and related accumulated depreciation recorded under the capital lease was as follows:

	2003	2002
Equipment	$324,443	$324,443
Less accumulated depreciation	(64,337)	(31,440)
	$260,106	$293,003

Depreciation of equipment held under the capital lease is included in depreciation and amortization expense.

The note was payable in quarterly installments of $15,507, which includes principal and interest at a rate of 8% per annum through July 2003.

6. *Stockholders' Equity:*

In 2003, 2002 and 2001 the Company issued 91,537 shares, 125,622 shares and 26,701 shares, respectively, of common stock as consideration for acquisitions. The fair value of the common stock was determined based on the average trading price, over various periods, of the Company's common stock at the times of the respective acquisitions.

During 2001 the Board of Directors implemented a Preferred Stock Rights Plan. Under the Rights Plan, the Board declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock of the Company, payable to shareholders of record at the close of business on August 30, 2001. The Rights will continue to be represented by, and trade with, the Company's common stock certificates unless the Rights become exercisable. The Rights become exercisable (with certain exceptions) only in the event that a person or group acquires, or announces a tender or exchange offer for, 15 percent or more of the Company's shares outstanding or the total voting power of the Company.

In July 2002 the Company received 57,124 shares of Medialink common stock as payment for loan balances due from a former officer of the Company totaling $199,934. The shares valued at $3.50 per share on the date of the agreement have been recorded as treasury stock at December 31, 2003 and 2002.

7. *Employee Compensation Plans*

The Company provides an incentive and nonqualified stock option plan (the "Stock Option Plan") for employees and other eligible participants. The option price for all incentive stock options is the fair market value of the Company's common stock on the date of grant, except for employees owning more than 10% of the outstanding common stock of the Company. The option price for employees owning more than 10% of the outstanding common stock of the Company may be no less than 110% of the fair market value of the shares on the date of the option grant. The stock options vest over a period of four years and have a term of ten years. The number of options to be granted and option prices are determined by the Compensation Committee of the Board of Directors in accordance with the terms of the Stock Option Plan. The Company has reserved 1,670,808 shares of authorized common stock for issuance under this plan. As of December 31, 2003 the Company had 343,907 shares available for grant.

Activity in the Stock Option Plan is as follows:

	Shares Under Option	Weighted Average Exercise Prices
Outstanding at January 1, 2001	874,861	$7.78
Granted	336,732	$3.30
Exercised	(39,920)	$2.91
Canceled	(178,407)	$8.49
Outstanding at December 31, 2001	993,266	$6.38
Exercisable at December 31, 2001 through 2011	634,143	$6.87
Outstanding at January 1, 2002	993,266	$6.38
Granted	293,100	$2.61
Exercised	(700)	$2.81
Canceled	(150,941)	$6.65
Outstanding at December 31, 2002	1,134,725	$4.65
Exercisable at December 31, 2002 through 2012	702,941	$6.52
Outstanding at January 1, 2003	1,134,725	$4.65
Granted	13,000	$2.79
Exercised	(1,600)	$2.61
Canceled	(107,614)	$4.40
Outstanding at December 31, 2003	1,038,511	$5.47
Exercisable at December 31, 2003 through 2013	791,012	$6.28

The Following table summarizes information about stock options outstanding under the Stock Option Plan at December 31, 2003:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.61-8.24	821,186	5.75 years	$3.46	573,687	$3.70
$8.25-13.87	130,000	4.88 years	$11.10	130,000	$11.10
$13.88-19.50	87,325	4.57 years	$16.00	87,325	$16.00
Outstanding December 31, 2003	1,038,511			791,012	

The Company provides a stock option plan for its directors (the "Director Plan") for the granting of options to non-employee members of the Company's Board of Directors to purchase shares of the Company's common stock. The Company has reserved 180,000 shares of authorized common stock for the issuance under this plan. The option price under the Director Plan shall not be less than the fair market value of such share of common stock on the date of grant. Under the Director Plan, options issued vest over a three year period and are exercisable at such times as determined by the Company but no later than 15 years after the date of the grant.

Under the Director Plan, options to purchase 28,000 share at exercise prices of $2.61 and $3.59 and 18,000 shares at the exercise price of $4.38 were issued during 2002 and 2001, respectively. These options expire 10 years from the date of grant; however, upon termination of board membership of any director, the options will expire 12 months after the termination date, but no later than the expiration date. No options were exercised under the Director Plan during 2003, 2002 or 2001. Non-employee directors are also eligible for additional grants of 3,000 shares per year provided they continue to serve the Company in that capacity. Such future grants would become exercisable over a three-year period.

Activity in the Stock Option Plan is as follows:

	Shares Under Option	Weighted Average Exercise Prices
Outstanding at January 1, 2001	134,000	$9.61
Granted	18,000	$4.38
Exercised	-	
Canceled	-	
Outstanding at December 31, 2001	152,000	$8.99
Exercisable at December 31, 2001 through 2011	109,333	$9.54
Outstanding at January 1, 2002	152,000	$8.99
Granted	28,000	$7.77
Exercised	-	
	-	
Outstanding at December 31, 2002	180,000	$8.05
Exercisable at December 31, 2002 through 2012	136,666	$9.43
Outstanding at January 1, 2003	180,000	$8.05
Granted	-	
Exercised	-	
Canceled	-	
Outstanding at December 31, 2003	180,000	$8.05
Exercisable at December 31, 2003 through 2012	155,333	$8.80

The following table summarizes information about stock options outstanding under the Director Plan at December 31, 2003:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.61-8.20	112,000	10.45 years	$ 4.59	87,333	$ 4.77
$8.21-13.79	40,000	8.48 years	$11.11	40,000	$11.11
$13.80-19.38	28,000	9.78 years	$17.53	28,000	$17.53
Outstanding December 31, 2003	180,000			155,333	

8. Commitments

(a) Leases

The Company has various non-cancelable operating leases for office space that expire in 2010. Future minimum payments under operating leases consisted of the following at December 31, 2002:

For the year ending December 31,	
2004	3,140,000
2005	3,259,000
2006	3,167,000
2007	2,521,000
2008	2,121,000
Thereafter	2,917,000
Total minimum lease payments	$17,125,000

Rent expense under operating leases amounted to approximately $3,042,000, $3,211,000 and $3,414,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

(b) Employment Agreements

The Company has entered into employment agreements with various executives expiring through December 31, 2003. Future minimum payments, including base salary and minimum bonuses, related to these agreements, are approximately $3,138,000 in 2004.

(c) Advisory Charges

In August 2001 the Company received an unsolicited takeover bid from United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company retained a financial advisor and other professionals to assist the Company in analyzing and considering the unsolicited offer and the various strategic opportunities available to the Company to maximize shareholder value. The unsolicited offer has been withdrawn. The terms of the amended agreement provide that the Company pay the financial advisor $1,600,000 not including expenses. The agreement expired in August 2002 with no transaction transpiring and, accordingly, the remaining balance due under the agreement was charged to operations during the 2002. For the years ended December 31, 2002 and 2001, $1,200,000 and $400,000, respectively, were charged to operations related to this amended agreement and included in advisory charges.

9. *Accrued Expenses and Other Current Liabilities*

Accrued expenses and other current liabilities consist of the following at December 31:

	2003	2002
Production costs	$1,278,249	$1,856,785
Deferred revenue	801,981	417,935
Salary and related	741,421	738,027
Selling, general and administrative	292,524	229,868
Professional fees	235,004	224,806
Earn-out provision on acquisition	-	262,000
Other	599,630	639,291
	$3,948,809	$4,368,712

10. *Income Taxes:*

The provision (benefit) for income taxes consists of the following components:

	For the Year Ended December 31,		
	2003	2002	2001
Current:			
Federal	$ -	$(385,000)	$(1,558,000)
State and local	-	(5,980)	(116,000)
	-	(390,980)	(1,674,000)
Deferred:			
Federal	(185,000)	180,000	(375,000)
State and local	35,000	65,000	(525,000)
	(150,000)	245,000	(900,000)
	$(150,000)	$(145,980)	$(2,574,000)

The difference in income tax benefit between the amount computed using the statutory federal income tax rate and the Company's effective tax rate is due to the following:

	For the Year Ended December 31,		
	2003	2002	2001
Income tax benefit at statutory rate	$(966,000)	$(685,000)	$(2,158,000)
Increase (decrease) in income taxes resulting from:			
State and local income taxes, net of Federal income tax benefit (provision)	23,000	68,000	(423,000)
Valuation allowance on foreign operating loss carryforward	712,000	252,000	-
Non-deductible expenses and other	81,000	219,020	7,000
	$(150,000)	$(145,980)	$(2,574,000)

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	As of December 31,	
	2003	2002
Allowance for doubtful accounts	$199,000	$199,000
Depreciation and amortization of property and equipment	63,000	63,000
Amortization of intangibles	456,000	992,000
Accrued loss on sublease	161,000	-
Net operating loss carry forwards	1,889,000	652,000
Capital loss carryforward	200,000	200,000
Total gross deferred tax assets	2,968,000	2,106,000
Less valuation allowance	(964,000)	(252,000)
	$2,004,000	$1,854,000

The Company has a US federal net operating loss carryforward approximating $1,362,000 expiring in 2023. The Company has a capital loss carryforward of approximately $500,000, expiring in 2006, that can be used to offset future capital gains. The Company also has net operating loss carryforwards for state and local tax purposes of approximately $6.8 million expiring through 2018. Additionally, the Company has foreign loss carryforwards of approximately $2,700,000 related substantially to the loss generated by Teletrax™, its 76% owned foreign subsidiary. The foreign loss carryforwards have no expiration date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Due to the limited historical results of Teletrax™ and management's limited ability to project future results, the Company has recorded a valuation allowance of $964,000 related to the foreign deferred tax asset generated by its UK tax losses. Based on the historical taxable income and projections for future taxable income, of the Company's domestic operations, over the periods that the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the remaining deferred tax assets.

11. Segment Information

Management considers all of the Company's products and services to be included as a single operating segment, therefore, the disclosure requirements of SFAS 131 consist only of segment information by geographic location.

A summary of the Company's operations by major geographic location are as follows for the years ended December 31,

	2003		2002		2001	
	US	UK	US	UK	US	UK
Revenues:						
External clients	$39,594,783	$4,458,801	$40,188,739	$7,175,981	$40,397,272	$8,022,861
Inter-segment	192,000	249,000	917,000	727,000	330,000	636,000
Total revenues	$39,786,783	$4,707,801	$41,105,739	$7,902,981	$40,067,272	$8,658,861
Total assets	$32,987,950	$3,723,935	$37,482,424	$3,599,910	$38,243,355	$2,569,198

12. Supplemental Cash Flow Information:

Cash paid (received) for interest and income taxes during the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Interest	$314,000	$279,000	$ 273,000
Income Taxes	$(1,580,000)	$135,000	$1,378,000

Non-cash investing and financing activities for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Common stock issued in connection with acquisitions	$275,000	$358,000	$ 150,000
Treasury stock redeemed in connection with satisfaction of note receivable	$ -	$ 200,000	$ -
Accrued earn-out provision	$ -	$262,000	$ 208,000

13. 401(k) Plan:

The Company maintains a qualified 401(k) plan (the "Plan") covering all eligible employees. Eligible employees may make elective salary reduction contributions to the Plan of up to 15% of their annual compensation, subject to a dollar limit established by law. In addition, the Company may provide, in its discretion, a matching contribution equal to a percentage of the employee's contribution. Participants are fully vested at all times in the amounts they contribute to the Plan. Only participants who have completed a year of service during the Plan year and are actively employed on the last day of such year are vested in the Company's matching contributions for such year. The Company's matching contributions amounted to approximately $128,000 in 2001. There was no matching contribution made by the Company in 2003 or 2002.

14. Allowance for Doubtful Accounts:

	2003	2002
Balance at beginning of year	$655,417	$356,240
Direct write-offs	(88,248)	(18,040)
Additional charges to costs and expenses	116,251	317,217
Balance at the end of year	$683,420	$655,417

15. Quarterly Results of Operations (Unaudited):

(In thousands of dollars, except per share data)

	For the Quarter Ended			
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Revenues	$10,961	$11,693	$10,321	$11,079
Gross profit	7,412	7,858	7,085	7,613
Operating loss	(689)	(633)	(1,146)	(86)
Net loss	(678)	(598)	(1,068)	(347)
Basic and diluted loss per share	(0.11)	(0.10)	(0.18)	(0.06)

	For the Quarter Ended			
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenues	$11,075	$12,785	$11,376	$12,129
Gross profit	7,195	8,216	7,713	8,505
Operating income (loss)	(964)	(121)	(1,251)	519
Net income (loss)	(698)	(244)	(993)	66
Basic and diluted earnings (loss) per share	(0.12)	(0.04)	(0.17)	0.01

16. Restructuring Charges :

In September 2003 the Company entered into an agreement to sublease excess office space in its Norwalk, CT location. The sublease resulted in a $592,000 restructuring charge to operations in the 3rd quarter of 2003 calculated as follows:

Present value of current lease obligation	$1,010,000
Present value of sublet rental income	(491,000)
Costs incurred in connection with agreement	73,000
Net restructuring charge	592,000
Less: utilization during 2003	(36,664)
Balance at December 31, 2003	555,336
Less: current portion	(163,000)
Balance at December 31, 2003, net of current portion	$392,336

Both the existing lease and sublease expire in February 2008.

In March 2001 the Company combined its U.S. and international broadcast services into a Global Broadcast Services unit. The corporate reorganization is designed to accelerate the growth of its broadcast services business. The Company incurred a charge of $420,000 as a result of the restructuring. Additionally, in September 2001 the Company reduced its staff in the UK and US incurring a restructuring charge of $214,000. The total charges aggregating $634,000 included severance and related payments to terminated employees of approximately $430,000. Through December 31, 2001 approximately $524,000 of the total restructuring charges have been paid and the remaining balance of approximately $110,000 was included in accrued expenses. The remaining balance was paid during 2002.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our chief executive officer, principal accounting officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer, principal accounting officer and principal financial officer concluded that our disclosure controls and procedures, as of the date of the evaluation, are effective in timely alerting them to material information required to be included in our periodic SEC reports. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

In addition, we reviewed our internal controls, and there have been no significant changes in those controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information regarding directors of the Company who are standing for reelection is set forth under "Election of Directors" in the Company's Definitive Proxy Statement to be filed within 120 days after the Company's fiscal year ended December 31, 2003 (the "Proxy Statement"), which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION.

Information regarding the Company's compensation of its named executive officers is set forth under "Executive Compensation" in the Company's Definitive Proxy Statement, which information is incorporated herein by reference. Information regarding the Company's compensation of its directors is set forth under "Directors' Compensation" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Information regarding security ownership of certain beneficial owners and management is set forth under "Common Stock Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information regarding certain relationships and related transactions is set forth under "Certain Relationships and Related Transactions" in the Company's Proxy Statement, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item 14 regarding the Company's principal accounting fees and services is incorporated herein by reference from the information provided under the heading "Proposal 3: Ratification of Independent Auditors" of the Company's Definitive Proxy Statement anticipated to be dated April 28, 2004.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Exhibits:

31. Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32. Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b)Report on Form 8-K:

Report on Form 8-K dated February 29, 2003 regarding expected losses from its subsidiary Teletrax™ for the year ended December 31, 2003 and expected capital expenditures during the year ended December, 31, 2003.

Report on Form 8-K dated April 29, 2003 regarding earnings for the first quarter ended March 31, 2003.

Report on Form 8-K dated July 29, 2003 regarding earnings for the second quarter ended June 30, 2003.

Report on Form 8-K dated October 28, 2003 regarding earnings for the third quarter ended September 30, 2003.

Page Number

(a) 1. FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES

Independent Auditors' Report	F-1
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	F-2
Consolidated Statements of Operations for the Years Ended December 31, 2003, December 31, 2002 and December 31, 2001	F-3
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2003, December 31, 2002 and December 31, 2001	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, December 31, 2002 and December 31, 2001	F-5
Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, December 31, 2002 and December 31, 2001	F-6

2. All schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

(c) EXHIBITS

Exhibit Number	Description	Foot notes
3.1	Amended and Restated Certificate of Incorporation of Medialink Worldwide Incorporated	(1)
*3.2	Amendment 1 to the Amended and Restated By-Laws of the Medialink Worldwide Incorporated	
4.1	Preferred Stock Rights Agreement, dated as of August 16, 2001 between Medialink Worldwide Incorporated and Mellon Investor Service, LLC, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively	(2)
10.1	Amended and Restated Employment Agreement, dated as of August 28, 2001, by and between Medialink Worldwide Incorporated and Laurence Moskowitz	(3)
10.2	Amended and Restated Employment Agreement, dated as of August 28, 2001, by and between Medialink Worldwide Incorporated and J. Graeme McWhirter	(4)
10.3	Amended and Restated Employment Agreement, dated as of January 1, 2002, by and between Medialink Worldwide Incorporated and Richard Frisch	(5)
10.4	Non-Compete Agreement, dated as of June 16, 1997, by and between Medialink Worldwide Incorporated, Corporate TV Group, Inc. and Richard Frisch	(6)
10.5	Asset Purchase Agreement, dated as of June 16, 1997, by and among Medialink Worldwide Incorporated, Corporate TV Group, Inc. and Richard Frisch	(7)
10.6	Registration Rights Agreement, made as of June 16, 1997, by and between Medialink Worldwide Incorporated and Richard Frisch	(8)
10.7	Medialink Worldwide Incorporated 401(k) Tax Deferred Savings Plan	(9)
10.8	Amended and Restated Stock Option Plan and form of Stock Option Agreement	(10)
10.9	Medialink Worldwide Incorporated 1996 Directors Stock Option Plan and form of 1996 Directors Stock Option Agreement	(11)
*10.10	Form of Indemnification Agreement	
*10.11	Forbearance Agreement	
*21.	Subsidiaries of Medialink Worldwide Incorporated	
*23.	Consent of KPMG LLP	
*27.	Financial Data Schedule	
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
*31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
*32	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act	
*32	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act	

* Filed herewith

(1) Filed as Exhibit 2.5 to Medialink Worldwide Incorporated Form 8-A, filed on January 16, 1997 (Registration No. 000-21989) and incorporated herein by reference.

(2) Filed as Exhibit 4.1 to Medialink Worldwide Incorporated Report on Form 8-A dated August 16, 2001 and incorporated herein by reference.

(3) Filed as Exhibit 10.1 to Medialink Worldwide Incorporated Annual Report on Form 10-K dated March 28, 2002 and incorporated herein by reference

(4) Filed as Exhibit 10.2 to Medialink Worldwide Incorporated Annual Report on Form 10-K dated March 28, 2002 and incorporated herein by reference.

(5) Filed as Exhibit 10.3 to Medialink Worldwide Incorporated Annual Report on Form 10-K dated March 31, 2003 and incorporated herein by reference.

(6) Filed as Exhibit 28.2 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(7) Filed as Exhibit 2.1 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(8) Filed as Exhibit 28.4 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(9) Filed as Exhibit 10.33 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(10) Filed as Exhibit 10.34 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(11) Filed as Exhibit 10.35 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MEDIALINK WORLDWIDE INCORPORATED

By: /s/ Laurence Moskowitz
Laurence Moskowitz,
Chairman of the Board, Chief Executive Officer and President

By: /s/ J. Graeme McWhirter
J. Graeme McWhirter
Executive Vice President, Secretary and Chief Financial Officer
Dated: April 14, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Laurence Moskowitz .... April 14, 2004
Laurence Moskowitz, Chairman
of the Board, Chief Executive Officer and President

/s/ Harold Finelt .... March 26, 2004
Harold Finelt, Director

/s/ Donald Kimelman .... March 26, 2004
Donald Kimelman, Director

/s/ James J. O'Neill .... March 26, 2004
James J. O'Neill, Director

/s/ Theodore Wm. Tashlik .... March 26, 2004
Theodore Wm. Tashlik, Director

/s/ Paul Sagan .... March 26, 2004
Paul Sagan, Director

/s/ J. Graeme McWhirter .... April 14, 2004
J. Graeme McWhirter, Director
Executive Vice President, Secretary and Chief Financial Officer

/s/ Alain Schibl .... March 26, 2004
Alain Schibl, Director

/s/ Catherine Lugbauer .... March 26, 2004
Catherine Lugbauer, Director

/s/ John M. Greening .... March 26, 2004
John M. Greening, Director

This Page Intentionally Left Blank

Medialink

Board of Directors

Laurence Moskowitz
Chairman, President and Chief Executive Officer; Medialink Worldwide Incorporated

J. Graeme McWhirter
Executive Vice President and Chief Financial Officer; Medialink Worldwide Incorporated

Harold Finelt
Venture Partner; American Research & Development

John M. Greening
Associate Professor, Graduate Program; Northwestern University

Donald Kimelman
Director, Venture Fund; The Pew Charitable Trust

Catherine Lugbauer
Partner; Kelly & Lugbauer

James J. O'Neill
Private Financial Consultant

Paul Sagan
President; Akamai Technologies, Inc.

Alain Schibl
Managing Director and Partner; Duet Wealth Management

Theodore Wm. Tashlik
Member; Tashlik, Kreutzer, Goldwyn & Crandell, P.C.

Audit Committee

Messrs. Finelt, Kimelman and O'Neill

Compensation Committee

Messrs. Finelt, Kimelman and O'Neill

Nominating Committee

Ms. Lugbauer and Mr. Sagan

Stock Option Committee

Messrs. Finelt and Kimelman

Corporate Contact

Mary C. Buhay, Senior Vice President, Corporate Communications
mbuhay@medialink.com

Transfer Agent

Mellon Shareholder Services LLC
44 Wall Street
New York, NY 10005
www.mellon-investor.com

Independent Auditors

KPMG LLP
345 Park Avenue
New York, NY 10154
(212) 758-9700

Outside Counsel

Tashlik, Kreutzer, Goldwyn & Crandell, P.C.
40 Cuttermill Road, Suite 200
Great Neck, NY 11021
(516) 466-8005

Form 10-K

The Company would be pleased to provide, without charge, a copy of its most recent 10-K upon written request to the Chief Financial Officer, Medialink Worldwide Incorporated, 708 Third Avenue, New York, NY 10017. A full copy is also available online at www.medialink.com.

Stock Exchange Listing

The common shares of Medialink Worldwide Incorporated are traded over The Nasdaq Stock Market® under the symbol MDLK.

Headquarters

Medialink Worldwide Incorporated
708 Third Avenue
New York, NY 10017 USA
(212) 682-8300
(800) 843-0677
Fax (212) 682-2370
www.medialink.com

International Hub

Medialink Worldwide Incorporated
7 Fitzroy Square
London, W1T 5HL, United Kingdom
011-44-207-554 2700
Fax 011-44-207-554 2710

Worldwide Offices

Chicago • Dallas • Los Angeles • London • New York • Norwalk, CT • Portsmouth, NH • San Francisco • Washington, DC

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock trades on The Nasdaq Stock Market® under the symbol MDLK.

The following table sets forth the high and low closing sales prices per share of the Company's common stock for the periods presented.

Quarter Ended	Low	High
March 31, 2002	2.50	3.44
June 30, 2002	2.62	4.30
September 30, 2002	3.18	3.99
December 31, 2002	2.89	3.83
March 31, 2003	2.77	3.52
June 30, 2003	2.60	3.55
September 30, 2003	2.85	4.44
December 31, 2003	2.82	3.48

As of December 31, 2003, there were approximately 1,343 holders of record of the Company's common stock.

The Company has not paid, and does not anticipate paying for the foreseeable future, any dividends to holders of its common stock. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing.

Notice of Annual Meeting

Medialink Worldwide Incorporated will conduct its Annual Meeting at the Company's Headquarters, 708 Third Avenue, 8th Floor, New York, NY 10017 USA, at 9:30 a.m. on Thursday, June 10, 2004.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Medialink

MEDIALINK WORLDWIDE INCORPORATED

708 Third Avenue • New York, NY 10017 USA

t: 212.682.8300 • 800.843.0677 • f: 212.682.2370

www.medialink.com